UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NUMBER FOUR TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

CALPIAN, INC.

(Exact name of registrant as specified in its charter)

Texas	20-8592825
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 North Akard Street, Suite 2850

Dallas, Texas 75201

(Address of principal executive offices)

Issuer’s telephone number: (214) 758-8600

Copies to:

Lawrence P. Schnapp, Esq.

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

Telephone: (310) 553-4441

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Exchange Act:

                                         Title of class

Common Stock, $0.001, par value per share

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

- i -

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form 10 contains “forward-looking statements” concerning our future results, future performance, intentions, objectives, plans, and expectations, including, without limitation, statements regarding the plans and objectives of management for future operations, any statements concerning our proposed services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All forward-looking statements included in this document are made as of the date hereof and are based on information available to us as of such date. We assume no obligation to update any forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements are subject to inherent risks and uncertainties, all of which known material risks are discussed under “Risk Factors.”

Introductory Comment

We filed this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of this filing, we are now subject to the requirements of Section 13(a) under the Exchange Act, which requires us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we are required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Throughout this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” “the company,” “our company,” “Toyzap,” and “Calpian” refer to the publicly-traded company Calpian, Inc., formerly known as Toyzap.com, Inc.

ITEM 1.	BUSINESS.

Organizational History

Our company was originally incorporated as “Toyzap.com, Inc.” under the laws of the State of Texas, on May 30, 2006. Our principal executive offices are located at 500 North Akard Street, Suite 2850, Dallas, Texas 75201. Our telephone number is (214) 758-8600.

As Toyzap.com, Inc., we engaged in the business of Internet toy sales, but did not produce any products or generate any revenues. On May 7, 2008, through a registered offering, Toyzap offered and sold 2,000,000 shares of its common stock on a self-underwritten basis at a price of $0.075 per share, generating total gross proceeds of $150,000. These shares were offered and sold by Toyzap through the efforts of Toyzap’s former sole officer, director, employee and then-major shareholder. We are currently a publicly-traded shell company whose shares trade on the Over-The-Counter Bulletin Board under the symbol “CLPI.OB.”

On April 23, 2010, members of our existing management team acquired control of Toyzap, and Toyzap changed its previously intended business of marketing and selling toys to retail customers over the Internet to a new intended business of acquiring retail credit card processing residual streams from independent sales organizations in the United States. In September 2010, we changed our name to “Calpian, Inc.” Mr. Harold Montgomery and Mr. Craig Jessen, both newly-appointed directors, executive officers, and controlling shareholders of Calpian, are founders, controlling shareholders, directors, and executive officers of A.R.T. Holdings, Inc., d/b/a “Calpian” (“ART”), a Texas-based private company similarly engaged in the business of acquiring and servicing retail credit card processing residual streams from independent sales organizations since 2001. Although ART has been engaged in the same business we intend to pursue, Messrs. Montgomery and Jessen have informed us that ART will not be acquiring any additional residual streams and will remain in business solely to service its existing ISO streams until such streams have, through merchant attrition (as a result of merchants either going out of business or moving to another provider of processing services), expired. Messrs. Montgomery and Jessen have further informed us that despite the existence of ART’s residual revenue streams and their continuing status as executive officers and directors of ART, they intend to continue to devote substantially all of their business attention and efforts to our company.

On August 18, 2010, we entered into an agreement with ART pursuant to which ART sold us the “Calpian” trademark and domain name for $10,000. Pursuant to this agreement, we granted a limited, non-exclusive royalty free license of the “Calpian” name back to ART, solely for its use in connection with the administration of ART’s remaining residual ISO streams until such streams have expired.

For the period from inception through September 30, 2010, Calpian generated no revenue and incurred a total of approximately $730,000 of expenses, primary attributable to general and administrative expenses. As of December 31, 2009, June 30, 2010 and September 30, 2010, our total assets were approximately $94,000, $700,000 and an estimated $2,100,000, respectively, in each case comprised primarily of cash (including, as of June 30, 2010 $620,000 of restricted cash being held by us in escrow pending the closing of our sale of shares of preferred stock, the initial closing of which occurred in August 2010). Our outstanding liabilities as of December 31, 2009, June 30, 2010 and September 30, 2010 were approximately $29,000, $254,000 (exclusive of $620,000 of preferred shares issuable) and an estimated $311,000, respectively. For the year ended December 31, 2009 and the six months ended June 30, 2010, we generated net losses of approximately $27,000 and $314,000, respectively. Because of our operating losses and negative cash flows incurred since inception, our independent registered public accounting firm has included an explanatory paragraph in its report on our year end financial statements for 2008 and 2009 expressing substantial doubt regarding our ability to continue as a going concern.

Business Plan Overview

Headquartered in Dallas, Texas, we plan to engage in the business of acquiring recurring monthly residual income streams derived from credit card processing fees paid by retail stores in the United States. Small- and medium-sized retail merchants typically buy their credit card processing and acquiring services from Independent Sales Organizations (“ISOs”) in the U.S. ISOs are sales agents authorized by contract with one or more credit card processors to sell processing and acquiring services on their behalf. ISOs shepherd the merchant’s application for processing and acquiring services through the labyrinth of approvals, credit checks, guarantees, etc. that are required before the merchant can be approved to accept consumer credit cards for payment. Our plan is to act not as a credit card processor, but simply to purchase revenue streams resulting from the relationships between processors and ISOs and other ISOs. In addition, we may also seek to acquire servicing rights with respect to residual portfolios acquired from ISOs.

Our residual purchases are expected to range in size and complexity from one-time events involving a single portfolio to multiple events over an extended time frame covering the entire current and possibly future portfolios of an ISO. Our aim is to acquire merchant residual accounts by acquiring them directly from the ISOs that originated the contracts with the merchants. In a residual purchase, we would buy the rights to the residual revenue streams owned by the ISO for a negotiated amount. Prior to acquisition of the residual revenue stream from the ISO, our company and the ISO would notify the processor that we plan to acquire the rights to the residual and that all future residual payments should be paid to us. Processors would be required to approve all such acquisitions as a condition of closing.

We plan to advertise in industry trade journals to inform the ISO industry of our acquisition capabilities, including through Transaction World Magazine (a wholly-owned subsidiary of ART), and to underwrite each potential deal using our own internal processes.

In August and September 2010, we raised a total of approximately $2.2 million in net proceeds from the private placement of shares of our preferred stock. In order to implement our business plan, and based on our anticipated cash expenses and the size and nature of residual acquisitions we are currently investigating, we need to raise approximately $2.0 million in debt financing to reach sustainability. In this regard, we are currently in the process of seeking to secure an acquisition credit facility.

We are currently in discussions with a lender in an effort to secure an acquisition credit facility to fund our anticipated acquisition activities. Although we are targeting a credit facility of $5.0 million, the actual amount we are able to borrow could be significantly lower or higher. No agreement with regard to any such facility is in place, however, and if we are able to close our first ISO acquisition as described below but are unable to secure an acquisition credit facility (or otherwise raise additional capital in excess of the $2,210,000 of net proceeds to us from the first and second closing of our private placement), we expect that we could run out of cash by the end of December 2010.

Although we have no agreements in place, we are currently in discussions with the owners of an ISO that we believe we may be in a position to acquire within the next 15 days, funded by the proceeds from the first closing under our private placement. As part of our due diligence investigation of this ISO target, we have ensured that the merchants that comprise the ISO stream are not concentrated in any one particular industry or geographic region. We anticipate the purchase price for this acquisition will be comprised of a combination of $825,000 in cash plus an estimated approximately 417,000 shares of our Common Stock. If completed, we expect this acquisition to immediately generate revenue to us of approximately $60,000 per month (based upon the revenue stream that this ISO currently generates).

On the expense side, we have been incurring approximately $85,000 per month of liabilities, primarily for general and administrative expenses. We are currently operating with limited staff and limited facilities. Once we are able to secure additional capital, and as warranted by our success in making ISO acquisitions, we plan to increase our monthly expenses to approximately $220,000, to be comprised of payroll and benefits expenses ($106,000), rent ($3,000), professional services ($32,000), general and administrative ($25,000), travel ($12,000), and marketing, promotional, and advertising expenses ($42,000). The costs to identify acquisition targets are included in the above amounts.

We will need to arrange for outsourcing processing services, including processing of debit and credit card transactions originating in a retail environment, merchant application processing, merchant boarding, risk underwriting, downloading/set up/activation, ongoing customer service and merchant risk management and liability. These costs are highly variable and based upon volume of the ISO stream, but generally run between 18 and 30 basis points of the underlying dollar value processed. The costs of these services are borne by the merchant and reduce the ISO revenue stream to us on a dollar-for-dollar basis. Although we do not have in place any agreements with respect to outsourcing these services, we are currently in preliminary discussions with several such providers and anticipate that we will be able to secure appropriate servicing arrangements within the next 60 days.

Based on the current economic environment and the start-up nature of our business, our ability to raise any additional funds is uncertain, and may depend, in large part, upon our ability to begin to successfully implement our acquisition strategy.

Market and Business Overview

The Electronic Payment Processing Industry Overview

We plan to receive substantially all of our revenue from processing contracts with small- and medium-sized merchants for electronic payment (e.g., credit and debit card) processing services that have been sold by ISOs.

The merchants within the electronic payment processing industry are segmented into three groups: (i) large merchants, (ii) medium-sized merchants, and (iii) small merchants, who typically generate less than $1.0 million in annual processing volume.

Payment processors focusing on large merchants, including Elavon (formerly NOVA Information Systems), Paymentech, First Data Merchant Services, RBS Lynk, and National Processing Company (NPC/ Retriever Payment Systems), leverage their capital investment in processing infrastructure over the largest number of transactions to lower their marginal cost of processing a transaction. This scale allows these large processors to sell services at low per-transaction cost to the largest merchants with high processing volumes.

The payment processors with a medium-sized merchant focus compete based on a similar ability to leverage their infrastructure, but typically focus on regional and smaller national merchants.

The small merchant segment is traditionally best served by the ISO sales channel. ISOs are independent sales agents (or a group of agents) that sell processing services on behalf of a larger payment processor to small merchants that are typically too small for a large processor to effectively sell, service or reach with its centralized, national sales force.

We currently do not have any processing contracts in place.

Independent Sales Organizations (“ISOs”)

Small merchants typically buy their credit card processing services from an ISO. ISOs are contractual sales agents, authorized to sell credit card processing related services on behalf of one or more credit card processors. ISOs shepherd a small merchant’s application for processing services through the labyrinth of approvals, credit checks, guarantees, and other approval steps required before a merchant can be approved to accept consumer credit cards for payment.

ISOs have two primary sources of revenues and profitability:

•

Sale of Point of Sale (“POS”) Credit Card Processing Terminals. Sales of credit card equipment to merchants represent one-time profit events for ISOs. Historically, terminal markups were the most important source of immediate cash flow for ISOs.

•

Credit Card Residual Streams. For every merchant an ISO signs up on behalf of a processor, the ISO receives a revenue stream based on the fees paid by the merchant to the processor. The ISO sells credit card processing services at a retail price to the merchant, retaining the difference between the retail price and the wholesale price received from the processor. These payments are the ISO’s monthly residual revenues, “residuals,” and are a contractual obligation of the processor. The residuals vary month-to-month based on the sales volume at the merchant, and the residual may terminate for a variety of reasons.

Processors

In addition to other tasks, processors handle credit card transactions originated by merchants, bill merchants and collect service fees from their merchant customers monthly. During the subsequent month, processors send each ISO a report detailing merchant activity and residuals due the ISO along with a remittance of the funds, eliminating the need for ISO’s to collect directly from the merchant. Residuals remain in effect for as long as that merchant is a customer of the processor.

Contracts for credit card processing services between the merchant and processor can be year-to-year with automatic renewals, but can have up to a three-year initial term. Merchant processing, however, is a competitive business and merchants do change processors, usually for a lower rate or promise of better service.

Attrition occurs when a merchant leaves its processor either by going out of business or moving to another provider of processing services. In exchange for the residual payment, the ISO is responsible for providing first-line customer service to the merchant on behalf of the processor. Common support issues include, but are not limited to, addressing malfunctioning POS terminals, answering questions about billing statements, and training issues. Most of these issues are successfully addressed by telephone, with replacement terminals commonly provided to merchants through overnight shipping services. ISOs are sales-focused organizations almost exclusively devoted to selling POS terminals and processing services.

Calpian’s Business Model

Calpian plans to acquire ISO debit and credit processing residual revenue streams paid by transaction processors to ISOs, known in the industry as “residual streams” or “residuals.” We plan to focus on and to take legal possession of the residual stream. Once Calpian acquires a residual stream, it is anticipated that the processor will pay corresponding residuals directly to Calpian, instead of to the ISO.

Calpian’s ISO target market is segmented into two categories, each with defined financial needs:

•	Small ISOs with less than 2,000 merchants and financial requirements typically arising from the personal needs of the ISO’s owner (medical, educational, etc.); and

•	Larger ISOs (2,000 merchants and above) with financial needs driven by business issues such as partnership splits, expansion funding, and exit plans.

Merchant Risk of Chargebacks

A chargeback occurs when a consumer disputes a charge made on a credit card. Reasons for chargebacks may include, but are not limited to, consumer buyer’s remorse, failure of the retailer to deliver goods as promised, and credit card fraud, among others. Chargeback risk is borne first by the merchant. In cases where the merchant cannot make good on a charged-back transaction for whatever reason(s), this risk is contractually shifted from the merchant to either the ISO or the credit card processor pursuant to the terms of the processing contract between these two parties. In situations where the merchant’s ISO retains this risk, the original principal amount of the disputed sale, plus an additional fee and any residual amount due to the ISO for that particular transaction are all charged against the ISO’s account and reduces the residual stream paid by the processor to the ISO. In cases where the risk is borne by the ISO’s processor, the ISO residual stream is unaffected by the risk except for any residual amount related to the particular transaction in question. In completing acquisitions, we intend to eliminate the risk to us wherever possible by shifting this risk to the processors in exchange for a nominal cost, estimated to be approximately two basis points.

Marketing and Public Relations

We plan to maintain a marketing and advertising relationship with Transaction World Magazine. Calpian plans to fund all of the magazine’s publishing expenses less any revenues generated by the magazine (estimated to be approximately $30,000 per month), from the revenue it expects to generate from its acquisitions of ISO residuals. Transaction World Magazine, Inc. is a wholly-owned subsidiary of A.R.T. Holdings, Inc. (“ART”). Harold Montgomery and Craig Jessen, both newly-appointed directors, executive officers, and controlling shareholders of Calpian, are founders, controlling shareholders, directors, and executive officers of ART. See “RELATED PARTY TRANSACTIONS” below.

Acquisition Criteria and Process

Calpian’s target market encompasses ISOs that sell processing services to small- and medium-sized businesses. We do not plan to buy portfolios made up of very large merchants for several reasons, including the hyper-competitive pricing experienced in this segment and differing customer services needs. In addition, Calpian believes that large merchants generally represent an unacceptable concentration of revenue risk. We expect that the entire acquisition process – from the incoming query by the ISO to closing – may take up to 60 to 90 days.

Calpian’s strategy will be to concentrate our acquisition activity on ISOs that contract with a select group of our preferred processors. In this way, we plan to build a merchant base with reliable, credit-worthy processors. Calpian’s preferred processors include, but are not limited to: Elavon (formerly NOVA Information Systems), Paymentech, First Data Merchant Services, RBS Lynk, and National Processing Company (NPC)/ Retriever Payment Systems, among others. We do not currently have any processing agreements in place with any processors, and we can not assure you that we will succeed in focusing our acquisition activities among ISOs that utilize these major processors.

Competition

In operating our business, we expect to face competition on two levels: the small merchant level and the ISO level. We plan to focus on small retail merchants with less than $1 million in annual sales. We do not expect to compete for large volume merchant accounts over $1 million in annual sales.

The small merchant segment of the market is generally reached by ISOs and processors via phone room sales and banks via walk-in branch sales. On the merchant level, the ISOs we intend to acquire may sell processing services to merchants and, as such, they may see competition at the merchant processing level from a wide variety of processing service providers including, but not limited to, First Data Resources, Elavon (US Bank), JP Morgan Chase Bank, NPC, Bank of America, Wells Fargo, RBS Lynk, iPayment, Innovative Merchant Services (an Intuit company), local and regional banks, and many other large and small providers, including other ISOs, and including ISOs or payment processors with which we may also have payment processing agreements with in the future. In addition, we may face merchant processing service competition from other external entrants such as Google, Yahoo, Paypal (eBay), and others. We plan to seek to compete in this highly competitive environment primarily by aggregating the need for processing services across ISOs and securing processing contracts on terms more favorable to the ISOs can obtain on their own, and by securing more favorable contract terms between the merchant and the processor. Because most of these competitors are larger than us and have significantly greater resources than we have, we may be unable to successfully compete against them.

On the ISO level, we plan to seek to compete with other ISOs and payment processors active in the highly competitive payment processing service industry by offering competitive processing rates to our ISO partners through our processing service providers to enable them to resell those services to merchants at competitive rates. We anticipate that we will be competing with a wide variety of processing service providers and ISOs including, but not limited to, First Data Resources, Elavon (US Bank), JP Morgan Chase Bank, NPC,

Bank of America, Wells Fargo, RBS Lynk, iPayment, Innovative Merchant Services (an Intuit company), ISOs of these same processors, and many other large and small providers. In addition, we also expect to face competition at the ISO level for proposed acquisitions from other industry players such as Blue Pay, Frontstream Payments, Century Bankcard, Cutter Financial, Stream Cash and others, including several individuals active in the business of acquiring residual streams. Again, because of our size and limited resources, as compared to most of our potential competitors, we may not be able to successfully compete in this area.

With respect to competing for acquisitions, we plan to compete based on a competitive price for the residual portfolio, our ability to offer publicly-traded stock, and the terms of our acquisition agreements. In addition, ISOs considering a transaction with us may decide to seek financing instead from providers of loans to ISOs, including RBL Capital, Resource Finance, or commercial banks.

While we may find ourselves competing on the small merchant and/or ISO level with payment processors with which we may contract as our payment processing service provider, we believe that many of these same payment processors may be unable to cost-effectively contract with the small merchant segment unless they utilize an intermediary (ISO). Further, because it is typical for ISOs to offer services from several different processors, we believe that we may still have the opportunity to compete with processors for ISO resources. ISOs may have relationships with more than one processor since different processors generally have different market or industry focuses. It is typical, however, for most buyers of merchant portfolios to require that the merchants change their existing processors to the buyer’s favored processors. We intend to provide a different business proposition to ISOs by not requiring that the merchants change processors.

Plan of Operations for the Remainder of 2010

We plan to spend the remainder of 2010 seeking additional capital and identifying potential acquisition targets. As described in more detail above under “Business Plan Overview” we are currently seeking to secure an acquisition line of credit. If we are able to secure this capital, we plan to ramp-up our expenses.

Employees

As of October 12, 2010, we had executive officers but, otherwise, no employees. Instead, we utilize independent consultants to assist with accounting and administrative matters. We have no employment agreements and no collective bargaining agreements with any employees, and believe our consulting relationships are satisfactory. We plan to continue to hire independent consultants from time to time on an as-needed basis. After we have raised additional funds, we expect to add employees, including additional management personnel.

Once we are able to secure additional capital, and as warranted by our success in making ISO acquisitions, we anticipate hiring Messrs. Montgomery and Jessen as full-time employees at initial targeted annual salaries of $300,000 each, as well as from two to four additional full-time and two to four part-time employees. We initially plan to fund these salaries with a portion of the proceeds we raise and, eventually, through cash flow from our operations.

Governmental Regulations

The industry in which we plan to operate is subject to extensive governmental regulation. In particular, there are numerous laws and regulations restricting the purchase, sale and sharing of personal information about consumers. Although we do not expect to have possession of consumer level data and, therefore, do not believe that we will be subject to these regulations, the laws in this area are new and continuing to evolve. Accordingly, it is difficult to determine whether and how existing and proposed privacy laws will apply to our business.

In addition, new and potential governmental regulations designed to reduce, regulate or change interchange costs, network access fees or any other fee charged to a merchant or the terms of merchant contracts could adversely affect our results of operations. For example, legislation could be enacted regulating the basis upon which interchange rates for debit card transactions, which could limit the debit card interchange fees paid by retailers to ISOs, potentially limiting the revenue we could derive from interchange fee markups. An example of such legislation is the so-called “Durbin Amendment,” which was recently enacted and regulates the basis upon which interchange rates for debit card transactions are made to ensure that interchange rates are “reasonable and proportionate to costs.” The impact on processes and pricing stemming from the Durbin Amendment is still uncertain.

We may also become subject to additional U.S., state or local taxes that cannot be passed through to our merchants, which could negatively affect our results of operations.

ITEM 1A.	RISK FACTORS

The following are risk factors that could affect our business, financial condition, results of operations, and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this registration statement because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. If any of the risks actually occur, our business, financial condition, results of operations or cash flow could be negatively affected.

RISKS RELATED TO OUR LACK OF AN OPERATING HISTORY

We have no operating history in the merchant processing and acquisition business and are operating at a loss. There is no guarantee that we will become profitable and that makes it difficult to predict future results and raises substantial doubt as to our ability to successfully develop profitable business operations.

We only recently revised our business model to operate in the merchant processing and acquisition industry, and anticipate that we will operate at a loss for some time. To date, our development stage company has not completed any acquisitions of merchant credit and debit card processing and acquisition contracts and has no operating history. Since we have no operating history and no history of profitability, we have no financial results upon which you may judge our potential. There can be no guarantee that we will ever become profitable. In the future, we may experience under-capitalization, delays, lack of funding, and many of the others problems, delays, and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to:

•

inability to establish profitable strategic relationships with credit and debit card processing providers and the ability to secure the approvals of existing processors and other entities necessary to execute an acquisition of a merchant credit and debit card residual portfolio;

•	inability to identify suitable revenue streams for acquisition and/or to effectively and efficiently integrate acquired assets into our operations;

•	inability to raise sufficient capital to fund our anticipated business plan; and

•

competition from larger and more established transaction processing and acquiring companies, banks, large ISOs, and internet-based providers of similar services that may compete with us now or in the future.

We may not be able to raise the additional capital necessary to execute our business strategy and that could result in the curtailment or cessation of our operations.

Currently, we have only a limited amount of funds available, which cash may not be sufficient to fund our anticipated future operating needs. We currently have no source of revenue from which to pay our general and administrative expenses or to fund potential acquisitions. Although we recently raised approximately 2.2 million of financing, until we obtain additional financing, we will not be able to fully execute on our business plan. Our ability to raise additional capital is uncertain and dependent upon numerous factors beyond our control, including but not limited to economic conditions, regulatory factors, continued high unemployment, reduced retail sales, increased taxation, reductions in consumer confidence, changes in levels of consumer spending, changes in preferences in how consumers pay for goods and services, weak housing markets and availability or lack of availability of credit. If we are unable to obtain additional financing, or if the terms thereof are too costly, we may be forced to curtail or cease operations until such time as alternative additional financing is arranged, which would have a material adverse impact on our planned operations.

We may need even more financing earlier than we anticipate if we:

•	expand faster than our internally generated cash flow can support;

•	purchase merchant portfolios from a large number of ISOs;

•	need to increase merchant portfolio purchase prices in response to competition; or

•	acquire complementary products, businesses, technologies or residual ISO commissions.

If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding shares. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our common stock (although no such plans are currently in place).

The continued volatility of worldwide financial markets may make it more difficult for us to raise capital.

Due to the recent volatility experienced in capital and credit markets around the world, new issuances of debt and equity securities may experience decreased demand. Such adverse changes could increase the cost of borrowing or make it difficult for us to raise additional equity capital.

We remain at risk regarding our ability to conduct successful operations.

The results of our operations will depend, among other things, upon our ability to acquire and successfully integrate into our operations merchant credit and debit card processing and acquisition contracts, operations and other support tasks. Further, it is possible that our operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain ourselves. Our operations may be affected by many factors, some known by us, some unknown, and some which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity and might cause the investment of our shareholders to be impaired or lost. Our strategic relationships are in various stages of development and our management team has not yet been fully formed. Unanticipated obstacles can arise at any time which may result in lengthy and costly delays or in a determination that further development of the business plan and ongoing operations are not feasible.

The execution of our business plan to acquire merchant credit and debit card processing and acquisition contracts may take longer than anticipated and could be additionally delayed for reasons outside our control. Therefore, there can be no assurance of timely identification, negotiation, acquisition and integration of merchant credit and debit card processing and acquisition contracts, operations and other support tasks on a cost-effective basis, or that such opportunities will achieve market acceptance such that, in combination with existing or future merchant credit and debit card processing and acquisition contracts under management, they will sustain us or allow us to achieve profitable operations.

Our success will be dependent upon our management team for the foreseeable future.

We believe that our success depends on the continued service of our key executives, including Mr. Montgomery and Mr. Jessen, and our ability to hire additional key employees, when and as needed. Although we currently intend to retain our existing management, we cannot assure you that such individuals will remain with us. We have no fixed term employment agreement with any individuals and have not obtained key man life insurance on the lives of any of them. The unexpected loss of the services of one or more of our key executives, directors or advisors, or our inability to find suitable replacements, within a reasonable period of time following any such loss, could have a material adverse effect on our ability to execute our business plan and therefore, on our financial condition and results of operations.

We may not be able to effectively control and manage our growth, which could result in the disruption of our operations and prevent us from generating meaningful revenue.

We currently maintain nominal administrative and personnel capacity due to the startup nature of our business, and our expected growth may impose a significant burden on our future planned administrative and operational resources. The growth of our business will require significant investments of capital and increased demands on our management, workforce and facilities. We will be required to substantially expand our administrative and operational resources and attract, train, manage and retain qualified management and other personnel. In addition, we may also need to increase the capacity of our software, hardware and telecommunications systems on short notice, and will need to manage an increasing number of complex relationships with strategic partners and other third parties. The failure to manage this growth could disrupt our operations and ultimately prevent us from generating meaningful revenue.

The Company has no experience in the merchant credit and debit card processing and acquisition industry, which could hinder our ability to attract and engage with potential strategic partners and ISO targets.

We cannot assure you that we will be successful in executing our planned activities to the levels that we are seeking. Our development stage company has not completed any acquisitions of merchant credit and debit card processing and acquisition contracts and has no operating history. We do not know whether or when we will be able to develop efficient capabilities to acquire, integrate and finance merchant credit and debit card processing and acquisition contracts in sufficient quantities to enable us to successfully execute on our anticipated business plan. Even if we are successful in developing our capabilities and processes, we do not know whether we will sustain our business or continue to satisfy the requirements of our potential strategic relationships and ISO targets, the inability of which could have a material adverse effect on our financial condition and operations.

RISKS RELATED TO OUR COMMON STOCK

There is only a limited public market for our securities.

Our common stock is traded on the Over-The-Counter Bulletin Board under the trading symbol “CLPI.OB.” Our common stock is very thinly traded, and a robust and active trading market may never develop. Although approximately 24% of our outstanding shares of common stock are currently so-called “free trading shares”, the holders of approximately 90% of such shares have agreed with us not to sell such shares before April 23, 2012. Generally speaking, our remaining shares may not be sold into the market unless there is an effective registration statement covering the resale of such shares, or such shares are eligible to be sold under Rule 144. Because of our status as a “shell company”, Rule 144 is not currently available. Future sales of our common stock by existing shareholders pursuant to an effective registration statement, as a result of the waiver by us of the aforementioned sale restrictions, or upon the availability of Rule 144, could adversely affect the market price of our common stock. A shareholder who decides to sell some or all of his shares in a private transaction may be unable to locate persons who are willing to purchase the shares, given the restrictions. Also, because of the various risk factors described above, the price of the publicly traded common stock may be highly volatile and not provide the true market price of our common stock.

Our stock price will probably be volatile.

The market prices of securities of financial services-related companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies.

Factors that are expected to contribute to the volatility of the trading price of our common stock include, among others:

•	our quarterly results of operations;

•	the variance between our actual quarterly results of operations and predictions by stock analysts;

•

financial predictions and recommendations by stock analysts concerning companies engaged in financial services-related and companies competing in our market in general, and concerning us in particular;

•

public announcements of regulatory changes or new ventures relating to our business, new products or services by us or our competitors, or acquisitions, joint ventures or strategic alliances by us or our competitors;

•	public reports concerning our services or those of our competitors;

•	the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us;

•	large purchases or sales of our capital stock;

•	investor perception of our business prospects or the merchant card processing and acquisition industry in general; and

•	general economic, political, and financial conditions, and the occurrence of natural disasters and terrorist attacks.

In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of financial services-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our common stock, regardless of our results of operations.

Our issuance of preferred stock could adversely affect the value of our common stock.

Our Certificate of Formation provides for the issuance of up to 1,000,000 shares of what is commonly referred to as “blank check” preferred stock. This “blank check” preferred stock may be issued by our Board of Directors from time to time on any number of occasions, without shareholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of our Board of Directors, stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price; and (vi) voting rights. The designation of such shares could be dilutive of the interest of the holders of our common stock. Our ability to issue such preferred stock could also give our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise.

We currently have one such series of preferred stock, designated as “Series A Convertible Preferred Stock” In the event of the liquidation of our company, the holders of such shares would be entitled to receive payment with respect to such shares prior to any payment being made to the holders of our common stock.

Our common stock may be deemed “penny stock” and therefore subject to special requirements that could make the trading of our common stock more difficult than for stock of a company that is not “penny stock.”

Our common stock may be deemed to be a “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 promulgated thereunder, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 promulgated under the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Our executive officers, directors and major shareholders hold a substantial amount of our common stock and may be able to prevent other shareholders from influencing significant corporate decisions.

As of October 12, 2010, our directors and executive officers beneficially owned approximately 67.8% of our outstanding common stock and 11.8% of our preferred stock. As a result, these shareholders, acting together, will be able to influence many matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, and could deprive our shareholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and may affect the market price of our stock.

We do not currently intend to pay dividends.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our preferred stock prohibits us from paying dividends on our common stock unless the holders of the Series A Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred in an amount equal to the dividend per share that such holders would have received had they converted their shares of Series A Preferred into shares of Common Stock. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

We need to raise capital which will cause additional dilution.

We are currently operating at a loss and intend to increase our operating expenses significantly as we expand our development and marketing. Our operating expenses are expected to be significant and we will have to generate substantial revenues to achieve profitability. As a result, we may never achieve or sustain profitability. We currently estimate that we need to secure $2.0 million in bank financing to fund our business strategy. There can be no assurance that we will be able to raise any such additional capital, nor is there any assurance that we will be able to raise such capital on acceptable terms. Any such financing may result in significant dilution to our existing shareholders.

Certain of our advisors and members of our management have potential and actual conflicts of interest with us, which may place such persons at odds with our best interests.

Certain of our advisors and officers have entered into, or are anticipated to enter into, advisory, placement agency or other agreements with us. In addition, we plan to enter into a marketing and advertising relationship with a wholly-owned subsidiary of A.R.T. Holdings, Inc. (“ART”) with respect to advertisement by our company in Transaction World Magazine, in connection with which we plan to cover all of the magazine’s publishing expenses, less any revenues generated by the magazine. Messrs. Montgomery and Jessen, each of whom is an officer, director and controlling shareholder of our company, also own and control ART. Furthermore, as controlling shareholders, directors, and officers of ART, Messrs. Montgomery and Jessen recently sold us the “Calpian” trademark and domain name for $10,000, subject to their retention of a limited trademark license to such name. Potential or actual conflicts exist that could place the interests of these advisors and members of our management at odds with our best interests.

We do not have any independent directors and cannot guarantee that our Board of Directors will in the future have a majority of independent directors. In the absence of a majority of independent directors, our existing directors, who are also significant shareholders, could establish policies and enter into transactions without independent review and approval thereof.

Future sales of large amounts of our common stock.

Future sales of our common stock by existing shareholders pursuant to an effective registration statement covering the resale of such shares or Rule 144 could adversely affect the market price of our common stock. While our controlling shareholders and their affiliates are subject to lock-up agreements that restrict their ability to sell or transfer their shares, sales of a large number of shares of common stock in the public market by such controlling shareholders following the expiration or waiver of the lock-up agreements could adversely affect the market price of the common stock and could materially impair our future ability to generate funds through sales of our equity securities.

RISKS RELATED TO OUR INDUSTRY

Unauthorized disclosure of merchant and/or cardholder data, whether through breach of our computer systems or otherwise, could expose us to liability and protracted and costly litigation.

In connection with our business, we may become exposed to sensitive data about merchants, including names, addresses, social security numbers, driver’s license numbers and checking account numbers. Although an integral part of our business plan is that we do not expect to hold consumer data or take/accept mass data breach liability, any loss of cardholder data by us or our merchants could result in significant fines and sanctions by credit card brands that we do business with (i.e., Visa, MasterCard, American Express, and Discover) (collectively, “Card Brands”), or governmental bodies, which could have a material adverse effect upon our financial position and/or results of operations. In addition, a significant breach could result in our being prohibited from processing transactions for some or all Card Brands.

In the future, our computer systems could be subject to penetration by hackers and our encryption of data may not prevent unauthorized use. In this event, we may be subject to liability, including, but not limited to claims for unauthorized purchases with misappropriated bank card information, impersonation or other similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation. In addition, we could be subject to penalties or sanctions from the Card Brands with which we do business.

Although we plan to generally require that our agreements with our service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized use or disclosure of data. In addition, our agreements with financial institutions are expected to require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately enforce these protective measures could result in protracted and costly litigation.

If we fail to comply with the applicable requirements of the Card Brands, some or all of the Card Brands with which we do business could seek to fine us, suspend us or terminate our registrations. Fines could have an adverse effect on our operating results and financial condition, and if these registrations are terminated, we would not be able to conduct our business.

If we are unable to comply with Card Brands’ requirements, the Card Brands with which we do business could seek to fine us, suspend us or terminate our registrations. The termination of our registration, or any changes in the Card Brands’ rules that would impair our registration, could require us to stop providing Card Brands’ payment processing services, which would make it impossible for us to conduct our business.

We are subject to the business cycles of our merchants, which could negatively impact our financial results.

A recessionary economic environment could have a negative impact on our merchants, which could, in turn, negatively impact our financial results, particularly if the recessionary environment disproportionately affects some of the market segments that we anticipate will represent a larger portion of our bank card processing volume, such as restaurants. If our merchants make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenue. In addition, we expect to have a certain amount of fixed and semi-fixed costs, including rent, processing contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

In a recessionary environment, our merchants could also experience a higher rate of business closures and a slowdown in the rate of same-store sales growth which could adversely affect our business and financial condition. In the event of a closure of a merchant, it will be unlikely that we will receive our fees for any transactions processed by that merchant in its final month of operation. In addition, in a recessionary environment, the merchants we serve could be subject to a higher rate of insolvency, which could adversely affect our financial results.

While we plan to service a broad range of merchants, restaurants, bars and other retailers may represent a significant portion of our merchant base. The failure rate of restaurants and bars is typically high, which may increase our merchant attrition. A reduction in consumer spending, particularly at restaurants and bars, could further increase our rate of merchant attrition and reject losses.

Increased attrition in merchant charge volume due to an increase in closed merchant accounts that we cannot anticipate may reduce our revenues.

We expect to experience attrition in merchant charge volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account “closures” and contract breaches by, a merchant. In addition, we expect that substantially all of our processing contracts with merchants will provide for termination by either party on relatively short notice, allowing merchants to move their processing accounts to other providers with minimal financial liability and cost. Attrition in merchant charge volume in excess of anticipated levels could have a material adverse effect on our financial condition and results of operations. We cannot accurately predict the level of attrition in the future, particularly in connection with our acquisitions of portfolios of merchant accounts. If the merchants are unable to increase there transaction volume in order to counter the effect of this attrition, or if we experience a higher level of attrition in merchant charge volume than we anticipate, our revenues will decrease.

The payment processing industry is highly competitive and we expect to compete with certain firms that are larger and that have greater financial resources. Such competition could increase, which would adversely influence our prices to merchants, and as a result, our operating margins.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small- and medium-size merchant processing sector. Developing and maintaining our growth will depend on a combination of the continued growth in electronic payment transactions and our ability to increase our market share. The current recession could cause future growth in electronic payment transactions to slow when compared to historical rates of growth. In addition, industry competition may influence the prices we are able to charge. If the competition causes us to reduce the prices we charge, we will have to aggressively control our costs in order to maintain acceptable profit margins. In addition, some of our competitors on the merchant level and the ISO level are financial institutions, subsidiaries of financial institutions, or well-established payment processing companies, including First Data Corporation, Bank of America Corporation, Global Payments, Inc., Fifth Third Bank, Chase Paymentech Solutions, and Elavon, Inc., a subsidiary of U.S. Bancorp. Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card networks and can settle transactions more quickly for their merchants than we will be able to. These competitors have substantially greater financial, technological, management, and marketing resources than we have. This may allow our competitors to offer more attractive fees to our current and prospective merchants, or offer other products or services that we do not. This could result in a loss of customers, greater difficulty attracting new customers, and a reduction in the price we can charge for our services. The primary competitive factors in our industry are price of services rendered and the contractual terms between the merchant and the processor.

We expect to rely on processors and sponsor banks, which will have substantial discretion with respect to certain elements of our business practices, in order to process bank card transactions. If we are unable to secure processor and bank sponsorships, or such processor and bank sponsorships, once secured, are terminated and we are unable to secure new processor and bank sponsors, we will not be able to conduct our business.

Substantially all of our revenue is anticipated to be derived from Visa and MasterCard bank card transactions. Because we are not a bank, we are not eligible for membership in the Visa and MasterCard networks and are, therefore, unable to directly access the bank card networks, which are required to process Visa and MasterCard transactions. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bank card transactions. Although we are currently negotiating the terms of a registration and processing agreement for Visa and MasterCard services which we hope to finalize sometime in 2010, we do not currently have in place any agreement to be sponsored by a bank in order to qualify for such registration. If we are unable to secure such an agreement, or if we are able to do so but our sponsorships are terminated and we are unable to secure another processor and bank sponsor or sponsors, we will not be able to process bank card transactions, which would be materially detrimental to our business.

We expect to be subject to increased operating margin pressure, which could erode our margins and adversely affect our ability to retain merchants and attain and maintain profitability.

We expect to experience increasingly downward pricing pressure from merchants for merchant credit and debit card processing and acquiring services, similar to what many of our competitors have experienced. The services we plan to offer are a commodity and as such are not differentiable except using price. Low barriers to entry to becoming an ISO mean that price competition in the industry is persistent and strong. Our management has noted this trend and does not anticipate that this trend will cease in the near future, if at all. Continued margin erosion could adversely affect our merchant retention and profitability.

We do not own or maintain a processing network and expect to depend on outsourced suppliers for this and other essential service; our inability to obtain and retain such outsourced services would require us to discontinue our operations.

We do not own or maintain a computer system or a software or communications network necessary to process debit or credit card transactions. We expect to depend on outsourced vendors for these and other key functions, including credit card transaction processing, check guarantee and gift and loyalty card processing and provision of point of sale processing equipment. We will therefore be dependent on the continued capabilities of these vendors to provide such services on terms acceptable to us. Should any one of these vendors experience difficulties in providing processing services for any reason, or if we can no longer engage vendors to provide such services, we would be required to discontinue operations.

Current or future bank card network rules and practices could adversely affect our business.

Although no agreement is currently in place, we are negotiating a registration and processing agreement and expect to be registered with the Visa and MasterCard networks through a bank sponsor as an Independent Sales Organization with Visa and a Member Service Provider with MasterCard. We also anticipate becoming a sales agent for Discover and American Express. The rules of the bank card networks are set by their boards, which may be strongly influenced by member banks and, in the case of Discover and American Express, by the card issuers. Many banks directly or indirectly sell processing services to merchants in direct competition with our proposed business plan. These banks could attempt, by virtue of their membership in the network, to alter the networks’ rules or policies to the detriment of non-members such as us. The bank card networks or issuers who maintain our registrations or arrangements or the current bank card network or issuer rules that will allow us to market and provide payment processing services may not remain in effect. The termination of our anticipated registration or status as an Independent Sales Organization or Member Service Provider, or any changes in card network or issuer rules that limit our ability to provide payment processing services, could have an adverse effect on our bank card processing volumes, revenues or operating costs. In addition, we expect that if we were precluded from processing Visa and MasterCard bank card transactions, we would be unable to generate meaningful revenues.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We will depend on the efficient and uninterrupted operation of computer network systems, software, data center and telecommunications networks and other systems upon which we depend, including those outsourced from service providers . Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, massive data breach or theft of data, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Any property and business interruption insurance that we may in the future have in place may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of merchants;

•	loss of merchant and cardholder data;

•	harm to our business or reputation;

•	exposure to fraud losses or other liabilities;

•	negative publicity;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Adverse economic conditions in markets in which we may obtain a substantial amount of our bank card processing volume, or have a significant concentration of merchant customers or ISO partners, such as in the merchant markets of California, New York, Texas, Florida, Colorado, and New Jersey, or other states, could negatively affect our revenue and could materially and adversely affect our results of operations. In the event our merchants are geographically concentrated in certain markets, we may be exposed to the risks of downturns in these local economies and to other local conditions, which could adversely affect the operating results of our merchants in these markets.

If we cannot pass increases in bank card network interchange fees along to our merchants, or if legislation limits interchange or other debit and/or credit card transaction or other fees that may be charged, our operating margins may be reduced.

We intend to pay interchange fees and other network fees set by the bank card networks to the card issuing bank for each transaction we process involving their bank cards, although our business model does not contemplate our retention of any of the interchange fees and interchange fees are not part of our anticipated revenue stream. From time to time, the bank card networks may increase the interchange fees and other network fees that they charge payment processors and the sponsoring banks. At its sole discretion, our sponsoring bank may have the right to pass any increases in interchange fees on to us. We may not be able to pass these fee increases along to our merchants through corresponding increases in our processing fee, which may result in a reduction of our anticipated operating margins. In addition, new legislation may limit the interchange fees and other debit and/or credit card transaction fees or other fees that may be imposed on merchants in connection with debit and/or credit card transactions, which may similarly result in a reduction of our anticipated operating margins.

Any acquisitions or portfolio buyouts that we make, and any failure of acquired merchant portfolios to generate expected future returns or to continue processing with our company, could disrupt our business and harm our financial condition.

Our business plan contemplates that we will continue to evaluate potential strategic acquisitions of complementary businesses and assets. We may not be able to successfully finance or integrate any businesses or assets that we seek to or successfully acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our shareholders. While we from time to time evaluate potential acquisitions of businesses and assets, and anticipate continuing to make these evaluations, and are currently engaged in advance discussion with certain ISOs regarding the acquisition of certain residual revenue streams owned thereby, we have no present binding understandings, commitments or agreements with respect to any acquisitions.

Our business plan also contemplates the buy-out of residual commissions of ISOs at multiples that are targeted at up to 2 years of such commissions. If the merchants included in the portfolios we purchase do not generate sufficient incremental margin after the purchase, we will not achieve a positive return on the cash expended. Further, merchants in the acquired portfolio(s) may not process with us for a long enough period of time to generate a positive return on investment. Any such failure of an acquired portfolio to generate sufficient incremental margins after the purchase or to continue to process with our company could disrupt our business and harm our financial condition.

Our growth plans depend on completion of acquisitions of merchant portfolios, which require processor consents which we may be unable to obtain.

Our merchant portfolio acquisition strategy requires that processors consent to our acquisition of the ISOs’ merchant portfolios. If processors do not agree to the transfer of ownership of the merchant portfolios from the ISOs to us, our business model will be disrupted and we may no longer be able to continue business as currently contemplated.

Our operating results are subject to seasonality, which could result in fluctuations in our quarterly net income.

We expect to experience seasonal fluctuations in our future revenues as a result of consumer spending patterns, which fluctuations are expected to result in corresponding fluctuations in our quarterly net income.

New and potential governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to provide the services we provide our merchants.

Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting, additional laws and regulations restricting the purchase, sale and sharing of personal information about customers. For example, the Gramm-Leach-Bliley Act requires non-affiliated third party service providers to financial institutions to take certain steps to ensure the privacy and security of consumer financial information. We believe our activities will fall under exceptions to the consumer notice and opt-out requirements contained in this law for third party service providers to financial institutions. The law, however, is new and there have been very few rulings on its interpretation. We believe that current legislation permits us to access and use this information as we currently intend. The laws governing privacy generally remain unsettled, however, even in areas where there has been some legislative action, such as the Gramm-Leach-Bliley Act and other consumer statutes, it is difficult to determine whether and how existing and proposed privacy laws will apply to our business. Limitations on our ability to access and use customer information could adversely affect our ability to provide the services we intend to offer to our merchants or could impair the value of these services

We may become subject to additional U.S., state or local taxes that cannot be passed through to our merchants, which could negatively affect our results of operations.

Companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions on our net income or revenues. Application of these taxes is an emerging issue in our industry and taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

New and potential governmental regulations designed to reduce, regulate or change interchange costs, network access fees or any other fee charged to a merchant or the terms of merchant contracts, or to require specified data security levels on transactions, or the enactment of any other additional regulations or modifications of existing regulations could adversely affect our results of operations.

Due to changing regulations at various levels of government, we are unable to determine the potential outcomes of the regulations. For example, the “Durbin Amendment” legislation was enacted regulating the basis upon which interchange rates for debit card transactions are made to ensure that interchange rates are “reasonable and proportionate to costs,” which could limit the debit card interchange fees paid by retailers to ISOs, potentially limiting the revenue we could derive from interchange fee markups. The impact on processes and pricing stemming from the Durbin Amendment is still uncertain. In addition, federal or state legislation could be enacted that requires ISOs like our Company to be responsible for data security with respect to transactions in which it is involved despite never having access to, or be in possession of, any consumer data. These regulations could have an adverse impact on our economic results due to both reduction in revenues and increase in operating expenses.

RISKS RELATED TO ACQUISITIONS

Revenues generated by acquired portfolios may be less than anticipated, resulting in losses or a decline in profits.

In evaluating and determining the purchase price for a prospective acquisition, we plan to estimate the future revenues from that acquisition based on the historical transaction volume of the acquired provider of payment processing services or portfolio of merchant accounts. Following an acquisition, it is customary to experience some attrition in the number of merchants serviced by an acquired provider of payment processing services or included in an acquired portfolio of merchant accounts. Should the rate of post-acquisition merchant attrition exceed the rate we have forecasted, the revenues generated by the acquired providers of payment processing services or portfolio of accounts may be less than we estimated, which could result in losses or a decline in profits.

We may have significant impairment charges due to lack of acquisition performance after closing a transaction, which may result in a reduction of carrying value, if our revenues relating to these assets decline.

We will attempt to acquire ISO residual streams. A material decline in the revenues generated from any of our purchased portfolios could reduce the fair value of the portfolio or operations. In that case, we may be required to reduce the carrying value of the related asset. Additionally, changes in accounting policies or rules could affect the way in which we reflect these assets in our financial statements, or the way in which we treat the assets for tax purposes, either of could have a material adverse effect on our financial condition.

We may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, exposing us to potentially large, unanticipated costs.

Prior to the consummation of any acquisition, we expect to perform a due diligence review of the provider of payment processing services or portfolio of merchant accounts that we propose to acquire. Our due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition.

We may encounter delays and operational difficulties in completing the necessary links required by an acquisition, resulting in increased costs for, and a delay in the realization of revenues from, that acquisition.

The acquisition of a residual stream will require the transfer of functions and links to our systems and those of our own third party service providers. If the transfer of these functions and links does not occur rapidly and smoothly, delays and errors may occur, resulting in a loss of revenues, increased merchant attrition and increased expenditures to correct the transitional problems, which could preclude our attainment of, or reduce, profits.

Special non-recurring costs associated with acquisitions could adversely affect our operating results in the periods following these acquisitions.

In connection with some acquisitions, we may incur non-recurring severance expenses, restructuring charges and change of control payments. These expenses, charges and payments could adversely affect our operating results during the initial financial periods following an acquisition.

Our facilities, personnel and financial and management systems may not be adequate to effectively manage the future expansion we believe necessary to increase our revenues and remain competitive.

We anticipate that future expansion will be necessary in order to increase our revenues. In order to effectively manage our expansion, we may need to attract and hire additional sales, administrative, operations and management personnel. We cannot assure you that our facilities, personnel and financial and management systems and controls will be adequate to support the expansion of our operations. If we fail to effectively manage our growth, our business could be harmed.

ITEM 2.	FINANCIAL INFORMATION.

Calpian’s operations were initially funded through loans from its founder totaling $27,100 (which loans were subsequently repaid) and from $150,000 of proceeds from its registered offering of 2,000,000 shares in May 2008. Since inception and through June 30, 2010, we had generated no revenue and incurred a total of approximately $407,000 of expenses, primary attributable to general and administrative expenses.

In August and September 2010, we raised a total of approximately $2.2 million in net proceeds from the private placement of shares in our preferred stock. In order to implement our business plan, and based on our anticipated cash expenses and the size and nature of residual acquisitions we are currently investigating, we need to secure approximately $2.0 million in debt financing to reach sustainability. In this regard, we are currently in the process of seeking to secure an acquisition credit facility.

We are currently in discussions with a lender in an effort to secure an acquisition credit facility to fund our anticipated acquisition activities. Although we are targeting a credit facility of $5.0 million, the actual amount we are able to borrow could be significantly lower or higher. No agreement with regard to any such facility is in place, however, and if we are able to close our first ISO acquisition as described below but are unable to secure an acquisition credit facility (or otherwise raise additional capital in excess of the $2,210,000 of net proceeds to us from the first and second closing of our private placement), we expect that we could run out of cash by the end of December 2010.

On the expense side, we have been incurring approximately $85,000 per month of liabilities, primarily for general and administrative expenses. We are currently operating with limited staff and limited facilities. Once we are able to secure additional capital, and as warranted by our success in making ISO acquisitions, we plan to increase our monthly expenses to approximately $220,000, to be comprised of payroll and benefits expenses ($106,000), rent ($3,000), professional services ($32,000), general and administrative ($25,000), travel ($12,000), and marketing, promotional, and advertising expenses ($42,000).

Based on the current economic environment and the start-up nature of our business, our ability to raise any additional funds is uncertain, and may depend, in large part, upon our ability to begin to successfully implement our acquisition strategy.

Because of our operating losses and negative cash flows incurred since inception, our independent registered public accounting firm has included an explanatory paragraph in its report on our year end financial statements for 2008 and 2009 expressing substantial doubt regarding our ability to continue as a going concern. Our ability to fund our liquidity and working capital needs in the near future will be dependent upon our ability to raise additional capital. No assurance can be given that we will have sufficient capital available to continue to operate our business in 2010 or that we will be able to effect our business plan.

ITEM 3.	PROPERTIES.

Our corporate offices, comprised of approximately 6,000 square feet of office space, are being provided to us at no charge by A.R.T. Holdings, Inc., an entity owned and controlled by Messrs. Montgomery and Jessen, each of whom are officers, directors and controlling shareholders of our Company. We believe that our current facility has the capacity to meet our needs for the foreseeable future, and that alternate or additional space is readily available near our current location should we need to move or acquire additional space.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of our company by (a) each person or group who beneficially owns more than 5% of any class of our capital stock, (b) each of our executive officers and directors, and (c) all of our executive officers and directors as a group. The address for each person named below is c/o Calpian, Inc., 500 North Akard Street, Suite 2850, Dallas, Texas 75201.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them. All share figures give effect to the stock dividend of one share of our common stock for every one share of common stock outstanding paid on June 1, 2010 (the “Stock Dividend”).

Name of Beneficial Owner	Common Stock Beneficially Owned		Percentage of Common Stock (1)	Series A Preferred Stock Beneficially Owned		Percentage of Series A Preferred Stock (8)
Harold Montgomery, Chairman of the Board and Chief Executive Officer	5,094,484	(2)	30.6%	2,500	(7)	10.95%
Craig Jessen, Director and President	3,300,000	(3)	19.8%	0		0
Laird Q. Cagan, Director	2,891,626	(4)	17.4%	0		0
John Liviakis	1,100,000	(5)	6.6%	0		0
David Pilotte, Chief Financial Officer	0		0	200		0.9
All officers and directors as a group (4 persons)	11,286,110	(6)	67.8%	2,700	(7)	11.82%

(1)	Based on 16,649,140 shares of common stock issued and outstanding.

(2)	Comprised of: (i) 1,190,000 shares of our common stock owned directly by Harold Montgomery; (ii) 3,810,000 shares of our common stock held in an IRA fbo Mr. Montgomery; and (iii) 47,242 shares of our common stock owned by the Molly Ann Montgomery 1995 Trust and 47,242 shares owned by the Philip Graham Montgomery 1997 Trust, trusts for the benefit of Mr. Montgomery’s children for which Mr. Montgomery is trustee.
(3)	Comprised of shares of our common stock held in an IRA fbo Mr. Jessen.
(4)	Comprised of: (i) 1,675,000 shares of our common stock held in an IRA fbo Mr. Cagan; and (ii) 1,200,000 shares of our common stock held in an IRA fbo Mr. Cagan’s spouse; and (iii) 16,626 shares of our common stock issuable upon exercise of immediately exercisable warrants issued to Mr. Cagan.
(5)	Comprised of: (i) 514,760 shares of our common stock held by Mr. Liviakis; (ii) 485,240 shares of our common stock held in an IRA fbo Mr. Liviakis; and (iii) 100,000 shares of our common Stock held by Liviakis Financial Communications, Inc. Liviakis Financial Communications, Inc. is our public relations firm, and Mr. John Liviakis is its sole shareholder, President and Chief Executive Officer (see “Related Party Transactions” below).
(6)	Represents shares of our common stock beneficially held by Messrs. Montgomery, Jessen, Cagan, and Pilotte.
(7)	Comprised of 1,500 shares owned by Montgomery Investments, L.P. (the “LP”) and 1,000 shares owned by Montgomery Non-Exempt Marital Trust, utd 01/01/07 (the “Trust”). Mr. Montgomery is a limited partner in the LP. The general partner of LP is a member of Mr. Montgomery’s immediate family. Mr. Montgomery may be deemed a remainderman of the Trust and may be deemed to share investment control over the shares held by the Trust. Mr. Montgomery disclaims beneficial ownership of all of the foregoing securities except to the extent of his pecuniary interest therein.
(8)	Based on 10,450 shares of Series A Preferred Stock outstanding. Each share of Series A Preferred Stock is convertible into one share of Common Stock, commencing May 27, 2011.

Changes in Control

There are no arrangements of which we are aware that could result in a change of control of our company.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Effective April 23, 2010, Lance Dean resigned as the sole director and officer of our company and Messrs. Montgomery, Jessen and Cagan were appointed directors of our company; Mr. Montgomery was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. Pilotte was appointed Chief Financial Officer. Mr. Dean did not resign as a result of any disagreement with us on any matter relating to our operations, policies, or practices.

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position
Harold Montgomery	51	Chairman of the Board, Chief Executive Officer and Secretary
Laird Q. Cagan	52	Director
Craig Jessen	52	President and Director
David Pilotte	52	Chief Financial Officer

The following is a brief description of the business experience and background of our directors and executive officers.

Harold Montgomery, Chairman of the Board, Chief Executive Officer and Secretary

Harold Montgomery attended St. Mark’s School of Texas and Stanford University where he received a BA (International Relations) in 1982 and an MBA in 1985. Mr. Montgomery managed the Dallas Area Rapid Transit Authorization election campaign in 1983. He worked for Wellington Associates, a Dallas-based investment bank focused on mergers and acquisitions and corporate finance from 1985-1987. In 1987, he started A.R.T. Holdings, Inc. a merchant payment processing company. While a full-time employee of A.R.T. Holdings, Inc., Mr. Montgomery led a team doing business under the name “Calpian”, which acquired over 200 ISO merchant processing portfolios between 2003 and 2009. Mr. Montgomery continues to serve A.R.T. Holdings, Inc. as a director and executive officer. Mr. Montgomery is a co-founder of the new publicly traded Calpian.

Mr. Montgomery is a Trustee of the Communities Foundation of Texas, a community chest foundation. He is also a Trustee of the Caruth Foundation and St. Mark’s School of Texas. He has served as a board member and president of the Dallas Committee on Foreign Relations and Big Thought, a community education agency. He is a member of the Council on Foreign Relations located in New York. Mr. Montgomery was a member of the Young Presidents’ Organization (“YPO”) from 1991 to 2009, and chaired the Florence, Italy YPO University.

Mr. Montgomery has also served as an industry expert for the Federal Reserve Bank of Philadelphia Payment Card Center and the U.S. Congress as an expert witness for credit card reform legislation. He is a frequent speaker at industry events and trade shows, and a regular contributor to industry trade publications, including Transaction World Magazine.

Laird Q. Cagan, Director

Mr. Cagan is a co-founder and, since 2001, has been Managing Director of Cagan McAfee Capital Partners, LLC (“CMCP”), a merchant bank based in Cupertino, California. From 2004 to 2009, Mr. Cagan was a Managing Director of Chadbourn Securities, Inc., a FINRA licensed broker-dealer. In 2009 Chadbourn merged into Colorado Financial Service Corp. (“CFSC”), a FINRA-licensed broker-dealer and Placement Agent for our company, whereupon Chadbourn relinquished its broker-dealer license and Mr. Cagan became a Managing Director of CFSC. CFSC is not affiliated with CMCP. Mr. Cagan also continues to serve as President of Cagan Capital, LLC, a merchant bank he formed in 1990, the operation of which transitioned into CMCP. Mr. Cagan has served or serves on the Board of Directors of the following companies: Evolution Petroleum Corporation, a Houston-based public company involved in the acquisition, exploitation, development, and production of crude oil and natural gas resources (since 2004, where Mr. Cagan is also a co-founder and former Chairman); AE Biofuels, Inc., a bio-fuels company headquartered in Cupertino, California (from 2006 to 2008, where Mr. Cagan is also a co-founder); Real Foundations, Inc., a real estate-focused consulting firm (from 2000 to 2004); Burstein Technologies, a development stage medical devices company (from 2005 to 2006); WorldSage, Inc. (recently renamed Career College Holding Company, Inc.), a California- based public company that purchased a for-profit college in Switzerland in October 2007 and subsequently sold that college in 2008 (since 2006); Fortes Financial Corporation, an Irvine, California-based mortgage bank (since 2007); TWL Corporation, a Carrollton, Texas-based publicly-traded workplace training and education company (from 2007 to 2008); and CAMAC Energy Inc. (formerly Pacific Asia Petroleum, Inc.), a Hartsdale, New York-based publicly-traded international energy company engaged in the business of oil and gas development, production and distribution in China and Nigeria (from 2007 to 2009). Mr. Cagan attended M.I.T. and received his BS and MS degree in engineering, and his MBA, all from Stanford University. He is a former member of the Stanford University Athletic Board and founding Chairman of the SF Bay Chapter of the Young Presidents’ Organization.

Craig Jessen, President and Director

Mr. Jessen served as President and COO of A.R.T. Holdings, Inc. from 1991 through 2009. While an employee of A.R.T. Holdings, Inc., he was the operating executive responsible for the acquisition and integration of Checktronic (1993) and Cash Lane (1999). Mr. Jessen was involved in the launch and conduct of A.R.T. Holding, Inc.’s merchant credit card processing business. At A.R.T. Holdings, Inc., Mr. Jessen analyzed, underwrote, and closed over $60 million of transactions across over 200 acquisitions resulting in a portfolio of nearly 37,000 merchants with $16 million of net revenue and $11 million in cash flow. In addition, while at A.R.T. Holdings, Inc., he provided advice to ISOs and agents in multiple business areas including, but not limited to, the areas of risk management, customer service, sales channel profitability, sales efficiency, processing contracts, pricing, attrition, work flow and staffing levels. Mr. Jessen continues to serve A.R.T. Holdings, Inc. as a director and executive officer. Mr. Jessen previously worked at Transport Insurance Company, an insurance company with offices in Dallas, Texas (from September 1987 to November 1990); InterFirst Corporation, a multibank holding company headquartered in Dallas, Texas (from June 1984 to August 1986); and United Parcel Service, a worldwide shipping, freight, logistics and supply chain management company, out of its Dallas, Texas offices (from February 1978 to March 1984). He earned his BBA from the University of Texas at Arlington in 1984, and his MBA from Southern Methodist University in 1987.

David Pilotte, Chief Financial Officer

Mr. Pilotte joined our company as Chief Financial Officer in April 2010. In 1996 Mr. Pilotte formed an independent consulting practice, DNP Financial Strategies, located in Plano, Texas, through which he has advised and continues to advise small and middle-market companies on matters of accounting, corporate finance, public reporting, due diligence, debt restructuring, and profit improvement and has served, on occasion, as an interim executive. From June 2007 to February 2008, Mr. Pilotte served as Chief Financial Officer of Omniflight Helicopters, an Addison, Texas based company providing air ambulance services. From October 2004 to June 2006, Mr. Pilotte served as Chief Financial Officer and Chief Operating Officer of Digital Recorders, Inc., a NASDAQ listed company headquartered in Dallas, Texas. Digital Recorders engages in the design, manufacture, and sale of digital telemetry equipment for public transportation systems and surveillance equipment for the military and law enforcement agencies. Prior to 2004, Mr. Pilotte held the positions of Chief Financial Officer, Corporate Controller, and Corporate Treasurer with public companies ranging from start-ups to $700 million in revenue corporations, including Axtive Corporation (NASDAQ), American Pad & Paper (AMEX), Cyrix/National Semiconductor (NASDAQ), and Baldor Electric Company (NYSE). Mr. Pilotte started his career with Arthur Andersen & Company in 1984.

Mr. Pilotte holds a bachelor’s degree in finance from the University of Florida, an MBA with concentrations in general management and accounting from the University of Houston, and has been a CPA in Texas since 1986. Mr. Pilotte is a member of CEO Netweavers and Financial Executives International; he serves as an accounting and reporting expert for investor information groups Evaluserve’s Circle of Experts and the Gerson Lehrman Group; and he is qualified as an “audit committee financial expert” as defined by the SEC.

Other than A.R.T. Holdings, Inc., none of the entities that have employed any of our directors or executive officers over the past five years are affiliated with of our company.

Changes in Control

On April 23, 2010, Lance Dean, Ray A. Balestri, and certain other Calpian shareholders holding an aggregate of 19,825,860 shares of common stock (as adjusted to reflect the Stock Dividend) entered into stock purchase agreements with Laird Q. Cagan, Harold Montgomery, Craig Jessen, affiliates thereof, and certain other purchasers (collectively, the “Purchasers”), pursuant to which the Purchasers acquired an aggregate of 19,825,860 shares of common stock of the Company (as adjusted to reflect the Stock Dividend) from the selling shareholders for aggregate cash consideration of $400,000 (the “original purchase price”) paid by the Purchasers from their respective personal funds. Immediately upon closing of the sales contemplated by the purchase agreements, (i) the Purchasers contributed an aggregate of 3,450,860 of the shares to the capital of the Company (as adjusted to reflect the Stock Dividend) thereby reducing the aggregate issued and outstanding shares of the Company to 16,549,140 shares (as adjusted to reflect the Stock Dividend) (ii) Lance Dean resigned as the sole director and officer of Calpian, and (iii) Messrs. Montgomery, Jessen, and Cagan were appointed directors of Calpian; Mr. Montgomery was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. David Pilotte was appointed Chief Financial Officer. Upon the closing of these sales (and taking into account the capital contribution referred to in (i), above), the Purchasers acquired in the aggregate 99.1% of Calpian’s issued and outstanding common stock and, if they were to act together, attained voting control of the Company.

Upon the closing of the foregoing sales, the Purchasers and Cagan Capital, LLC (“CC”), a limited liability company managed and controlled by Mr. Cagan, a director of our company, entered into a shareholders’ agreement pursuant to which (i) the Purchasers agreed to vote all our shares held by them in order to elect the nominee of CC as a director of our company, and (ii) the Purchasers each agreed that, in the event we do not raise at least $2 million in equity financing by September 1, 2010 that CC may purchase all, but not less than all, of the shares held by the Purchasers at a purchase price equal to the original purchase price paid by such Purchasers under the purchase agreements. In September 2010, CC waived its right to so purchase the shares. The shareholders’ agreement has a two-year term expiring on April 23, 2012. At closing, the Purchasers holding all but 200,000 of the shares (as adjusted to reflect the Stock Dividend) acquired from the selling shareholders entered into a lock-up agreement with our company pursuant to which each such Purchaser agreed not to offer, sell, contract to sell, transfer, hypothecate, pledge, or otherwise dispose of any shares acquired under the purchase agreements for a period of two years from closing unless, and to the extent, such restrictions are waived by us.

There are no other arrangements of which we are aware that could result in a change of control of our company.

ITEM 6.	EXECUTIVE COMPENSATION.

The following table reflects the compensation for our chief executive officer and chief financial officer. We did not pay compensation to any of our officers or directors during 2007, 2008 or 2009. As of the filing date of this Form 10, we had no equity compensation plans, including individual compensation arrangements, under which equity securities are authorized for issuance, and we are not party to any employment agreements.

	Fiscal Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lance Dean (1)	2009	0	0	0	0	0	0	0
President, CEO and	2008	0	0	0	0	0	0	0
CFO	2007	0	0	0	0	0	0	0

(1)	Mr. Dean resigned as an officer and director effective April 23, 2010.

We are a party to an Independent Contractor’s Agreement, dated April 23, 2010, pursuant to which we have engaged David Pilotte to serve as our Chief Financial Officer. Pursuant to this agreement, Mr. Pilotte is paid a retainer of $7,200 per month, plus reasonable and documented expenses, for approximately 24 hours per month with additional time at quarter ends. Mr. Pilotte may bill us for any additional hours he may work at a rate of $275 per hour, subject to our prior written approval. The agreement has an initial term of three (3) months, is expected to be amended and renewed based upon the continuing needs of the business, but may be terminated by either party upon thirty (30) days written notice or immediately by us upon Mr. Pilotte’s default or breach of the agreement.

There are no standard arrangements by which directors of our company are compensated for their services as directors, and none of our current directors received any cash compensation for their services as such during the most recently completed fiscal year or in 2010 to the date of this Form 10. Directors are reimbursed for reasonable travel expenses incurred in connection with meetings of the Board of Directors. In the future, we may pay outside directors an annual cash retainer consistent with industry standards. Each outside director may also be granted equity in amounts to be determined on a case-by-case basis.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Investor Relations Agreement

John Liviakis acquired beneficial ownership of an aggregate of 1,000,000 shares of our common stock (as adjusted to reflect the Stock Dividend) from the selling shareholders pursuant to the purchase agreements described above in Item 5 “Changes in Control.” Upon this issuance of shares, Mr. Liviakis became the beneficial owner of more than 5.0% of our issued and outstanding shares of Common Stock. On April 26, 2010, we engaged Liviakis Financial Communications, Inc. as our public relations firm pursuant to an agreement that expires on April 30, 2012. Pursuant to this agreement, and as sole compensation thereunder, we issued to Liviakis Communications, Inc. 100,000 shares of our common stock (as adjusted to reflect the Stock Dividend), which shares we valued at $75,000 based upon concurrent market quotes for the shares. Mr. Liviakis is the sole shareholder, President and Chief Executive Officer of Liviakis Financial Communications, Inc.

Placement Agent Agreement

We have has entered into an exclusive engagement agreement with Colorado Financial Service Corporation (“CFSC”). CFSC will serve as the placement agent in our private placement of securities. Laird Cagan, a Director of our company and current beneficial owner of approximately 17.4% of the outstanding Common Stock of our company, is a registered representative and principal of CFSC. Pursuant to the engagement agreement with CFSC, we are obligated to indemnify CFSC against certain civil liabilities, including liabilities under the Securities Act and to pay CFSC’s fees for shares of our preferred stock sold by CFSC in the private placement, in an amount equal to 8% of the aggregate gross offering proceeds raised from investors originated by CFSC. In addition, we are obligated to pay a non-accountable expense allowance to CFSC of 2% of the gross offering proceeds. We have also agreed to issue CFSC’s agents warrants to purchase, in the aggregate, a number of shares of our common stock equal to 10% of the number of shares issued in the private placement to investors originated by CFSC. As a registered representative and principal of CFSC, Mr. Cagan is entitled to receive a substantial portion of any such fees, warrants and expense allowance.

As a result of the placement agent services CFSC provided to the Company in connection with the August and September 2010 closings of our private placement of Series A Convertible Preferred Stock, the Company paid to CFSC $73,672 and issued to CSFC warrants to purchase an aggregate of 35,001 shares of common stock of the Company, of which Mr. Cagan received $55,547 and 16,626 warrants to purchase Company common stock.

Agreements with Management

Laird Cagan, Harold Montgomery and Craig Jessen are the beneficial owners of approximately 17.4%, 30.6%, and 19.8%, respectively, of our outstanding common stock. All of these shares were purchased by these individuals from our original founders and certain other former shareholders at a price of approximately $0.01 per share (as adjusted to reflect the Stock Dividend). In addition, Mr. Montgomery beneficially owns approximately 23.9% of our outstanding preferred stock, comprised of 1,500 shares owned by Montgomery Investments, L.P. (the “LP”) and 1,000 shares owned by Montgomery Non-Exempt Marital Trust, utd 01/01/07, which shares were purchased from the Company on August 5, 2010 in the Company’s private placement of Series A Preferred at a price of $100 per share. Mr. Montgomery disclaims beneficial ownership of this preferred stock except to the extent of his pecuniary interest therein.

Please refer to Item 5 above for descriptions of the shareholders agreement between Cagan Capital, LLC, a limited liability company managed and controlled by Mr. Cagan, and the purchase agreements amongst our existing directors (and certain other shareholders) and the founders of Calpian.

On August 18, 2010, we entered into an agreement with ART pursuant to which ART sold us the “Calpian” trademark and domain name for $10,000. Pursuant to this agreement, we granted a limited, non-exclusive royalty free license of the “Calpian” name back to ART, solely for its use in connection with the administration of ART’s remaining residual ISO streams until such streams have expired. Mr. Harold Montgomery and Mr. Craig Jessen, both directors, executive officers, and controlling shareholders of Calpian, are founders, controlling shareholders, directors, and executive officers of ART.

We are a party to an Independent Contractor’s Agreement, dated April 23, 2010, pursuant to which we have engaged David Pilotte to serve as our Chief Financial Officer. Pursuant to this agreement, Mr. Pilotte is paid a retainer of $7,200 per month, plus reasonable and documented expenses, for approximately 24 hours per month with additional time at quarter ends. Mr. Pilotte may bill us for any additional hours he may work at a rate of $275 per hour, subject to our prior written approval. The agreement has an initial term of three (3) months, is expected to be amended and renewed based upon the continuing needs of the business, but may be terminated by either party upon thirty (30) days written notice or immediately by us upon Mr. Pilotte’s default or breach of the agreement.

Transactions with Promoters

On May 30, 2006, we issued 10,560,000 shares (adjusted to reflect the Stock Dividend) of restricted Common Stock to Lance Dean, the then-sole officer and director of Toyzap.com, in consideration of services valued at $5,280.

Mr. Dean has advanced funds to us for legal, audit, filing fees, general office administration, and cash needs. As of December 31, 2009, Mr. Dean had advanced us $27,100 for our benefit. This amount has been repaid in full. The obligations to Mr. Dean did not bear interest, and there was no written agreement evidencing the advancement of funds by Mr. Dean or the repayment of the funds to Mr. Dean.

Prior to the change in control of our company, our executive, administrative and operating offices were located at Mr. Dean’s home residence. Mr. Dean provided space for our operations free of charge. There was no written agreement evidencing this arrangement.

Mr. Dean developed the concepts behind the first line of six characters that ToyZap.com had intended to offer for sale. Mr. Dean assigned any intellectual property rights that he may have had in that line of characters to ToyZap.com.

Board of Directors

As of the date of this Form 10, we have three persons serving as directors on our Board of Directors, namely, Harold Montgomery, Craig Jessen, and Laird Q. Cagan. Pursuant to our Bylaws, our directors are elected at the annual meeting of our shareholders, and once appointed serve until their successors are elected and qualified, until their prior death, resignation, or until removed from office in accordance with our Bylaws. Our Bylaws provide that the number of directors on our Board of Directors shall be fixed and changed from time to time by resolution of our Board of Directors or by the vote of our shareholders.

Committees of the Board of Directors

Pursuant to our Bylaws, our Board of Directors may establish committees of one or more directors from time-to-time, as it deems appropriate. We currently do not have any Board committees.

Director Independence

Because our common stock currently is not traded on any national securities exchange or other major trading system, we are not subject to any standards regarding the “independence” of our directors. None of the members of our Board of Directors is “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market.

ITEM 8.	LEGAL PROCEEDINGS.

None.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common sock began trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “TOYZ” on March 4, 2009. In September 2010, we changed our name to “Calpian, Inc.,” and on September 14, 2010 our trading symbol was changed to “CLPI.” The market for our common stock has been limited, volatile and sporadic and could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of our stock by our officers, directors and principal shareholders, general market trends, and other factors. The following table sets forth the high and low sales prices relating to our common stock for 2009 and 2010. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

Period (Calendar Year)	High	Low
2009:
Fourth Quarter	$0.05	$0.05
Third Quarter	$0.05	$0.05
Second Quarter	$1.25	$0.05
First Quarter	$1.50	$0.05

2010:
Third Quarter (through October 12, 2010)	$3.00	$2.25
Second Quarter	$2.25	$0.05
First Quarter	$0.05	$0.05

Shareholders

As of October 12, 2010, we had approximately 83 record holders of our common stock and approximately 21 record holders of our Series A Convertible Preferred Stock, all of whom held lots of 100 or more shares. The number of registered shareholders excludes any estimate by us of the number of beneficial owners of common shares held in “street name.” As of October 12, 2010, we had 16,649,140 outstanding shares of Common Stock and 22,836 outstanding shares of Series A Convertible Preferred Stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain any future earnings for financing our growth and expansion.

On May 12, 2010, our Board of Directors approved and declared a stock dividend of one share of our common stock for every one share of common stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010 (the “Stock Dividend”). As of October 12, 2010, and after giving effect to the Stock Dividend, we have an aggregate of 16,649,140 shares of issued and outstanding common stock and 22,836 shares of issued and outstanding Series A Convertible Preferred Stock.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

On April 26, 2010, we engaged Liviakis Financial Communications, Inc. as our public relations firm pursuant to an agreement that expires on April 30, 2012. Pursuant to this agreement, and as sole compensation thereunder, we issued to Liviakis Communications, Inc. 100,000 shares of our common stock (as adjusted to reflect the Stock Dividend). The agreement provides, among other things, that Liviakis Financial Communications will assist us in raising capital as a finder and will provide us with various public relations services.

On August 5, 2010, we completed a private placement of 10,450 shares of our Series A Preferred at a price of $100 per share, for aggregate gross proceeds to us of $1,045,000, resulting in net proceeds to us of approximately $998,000. The shares were sold solely to accredited investors. We expect to use the net proceeds of this offering for general working capital and to fund acquisitions.

On August 5, 2010, in connection with the completion of the private placement of 10,450 shares of our Series A Preferred as described above, we issued 5-year, net-exercisable warrants to purchase up to 32,501 shares of our Common Stock to certain placement agents in connection with the offering, at an exercise price of $1.00 per share.

On September 30, 2010, we completed a private placement of 12,386 shares of our Series A Preferred at a price of $100 per share, for aggregate gross proceeds to us of $1,238,600, resulting in net proceeds to us of approximately $1,212,000. The shares were sold solely to accredited investors. We expect to use the net proceeds of this offering for general working capital to fund acquisitions.

On September 30, 2010, in connection with the completion of the private placement of 12,386 shares of our Series A Preferred as described above, we issued 5-year, net-exercisable warrants to purchase up to 2,500 shares of our Common Stock to certain placement agents in connection with the offering, at an exercise price of $1.00 per share.

Each of the foregoing issuances was effected in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, based upon each investor’s status as an “accredited investor.” Such securities may not be reoffered or sold in the United States by the holder in the absence of an effective registration statement, or valid exemption from the registration requirements, under the Securities Act of 1933.

ITEM 11.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

Our authorized capital stock consists of 200 million shares of common stock, and 1.0 million shares of preferred stock. We are registering shares of our common stock under this Form 10.

Common Stock

As of October 12, 2010, there were 16,649,140 shares of our common stock issued and outstanding (as adjusted to reflect the Stock Dividend). Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each shareholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not authorized.

Our common stock is not subject to conversion or redemption and holders of common stock are not entitled to preemptive rights. Upon the liquidation, dissolution or winding up of the Company, the remaining assets legally available for distribution to shareholders, after payment of claims of creditors and payment of liquidation preferences, if any, on outstanding preferred stock, are distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time. Our Board of Directors has the authority to issue authorized but unissued shares of common stock without any action by our shareholders.

The holders of substantially all of our shares of common stock have contractually agreed with us not to sell their shares until certain conditions are met. Please refer to Item 5 above for a more detailed description of these arrangements.

“Blank Check” Preferred Stock

Our Board of Directors has authority to issue up to 1.0 million shares of preferred stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of our company, thereby delaying, deferring or preventing a change in control of our company. Furthermore, such preferred stock may have other rights, including economic rights senior to our common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of our common stock.

Series A Convertible Preferred Stock

In July 2010, our Board established a new series of 100,000 shares of Preferred Stock designated as “Series A Convertible Preferred Stock.” In August and September 2010, we completed a private placement of a total of 22,836 shares of our Series A Preferred.

Voting. The holders of shares of Series A Preferred have full voting rights and powers, and, except as may be otherwise provided by law, vote together with all other classes and series of our stock as a single class on all actions to be taken by the stockholders of our company. Each holder of shares of Series A Preferred is entitled to 100 votes for each share of Series A Preferred held by such holder on the record date for the vote which is being taken.

Dividend Rights. We shall not declare, pay or set aside any dividends on shares of any class or series of our capital (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred in an amount equal to the dividend per share that such holders would have received had they converted their shares of Series A Preferred into shares of Common Stock immediately prior to the record date for the declaration of the Common Stock dividend.

Liquidation Rights. Upon any liquidation, dissolution or winding up of our company, or any sale, merger, consolidation, reorganization or other transaction which results in a change of control, the holders of Series A Preferred have the right to receive $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Preference Amount”), prior to and in preference over any liquidation payment on the Common Stock or any other class of preferred stock. After payment has been made to the holders of Series A Preferred of the full Preference Amount to which such holders shall be entitled, the remaining net assets of our company available for distribution, if any, shall be distributed pro rata among the holders of Common Stock.

Mandatory Conversion. Effective as of May 27, 2011, each outstanding share of Series A Preferred will convert automatically into 100 shares of Common Stock (subject to adjustment for stock splits, recapitalizations and similar events) without any further action by the holders of such shares. Notwithstanding the foregoing, if upon such date we are not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, then such automatic conversion shall be delayed until we are so subject to such requirements.

Warrants

In connection with the closings of our private placement of a total of 22,836 shares of our Series A Preferred, we issued to certain private placement agents warrants to purchase up to an aggregate of 35,001 shares of Common Stock at $1.00 per share (the “Warrants”). The Warrants contain provisions allowing for net exercise and have a five-year term from the date of issuance.

Anti-Takeover Effects of Certain Provisions of Texas State Law

Texas law provides that, subject to certain exceptions, a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations, and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless: (i) the business combination or purchase or acquisition of shares made by the affiliate shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder. This anti-takeover statute may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event(s) would be beneficial to our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 7.03 of our By-Laws provides for indemnification of our directors and officers to the fullest extent permitted by the Texas Business Organizations Code (the “TBOC”). We may also indemnify any other person whom we have the power to indemnify against liability, reasonable expenses, or any other matter if and to the extent authorized by our Board of Directors.

We have purchased a directors’ and officers’ liability insurance policy. Within the limits of its coverage, the policy insures (i) our directors and officers against certain losses that are not indemnified by us and (ii) our company to the extent that we indemnify such officers and directors for losses as permitted under the TBOC.

Our officers and directors do not have indemnification agreements with our company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 8.101 of the TBOC allows an enterprise to indemnify any governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding by reason of the fact that he or she is or was a governing person, former governing person, or delegate of the enterprise, against a judgment and expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding. However, indemnification where the person is found liable to an enterprise or if found liable because the person improperly received a personal benefit is limited to reasonable expenses actually incurred by the person in connection with the proceeding, does not include a judgment, penalty, fine, and an excise or similar tax, and may not be made in relation to a proceeding in which the person has been found liable for (a) willful or intentional misconduct in the performance of the person’s duty to the enterprise, (b) breach of the person’s duty of loyalty owed to the enterprise, or (c) an act of omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following pages include the financial statements of Calpian that are included in this Form 10:

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	June 30, 2010	December 31, 2009
	Unaudited
ASSETS
Current Assets:
Cash and equivalents	$12,123	$93,879
Restricted cash	620,000	—
Prepaid insurance	35,869	—
Deferred financing costs	30,000	—
Other current assets	1,500	—

Total current assets	699,492	93,879

Total assets	$699,492	$93,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Shareholder advances	$—	$27,100
Accounts payable	222,763	2,000
Note payable	31,303	—
Other current liabilities	—	330

Total current liabilities	254,066	29,430

Commitments and Contingencies

Shareholders’ Equity:
Preferred stock - par value $0.001; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Preferred shares issuable	620,000	—
Common stock - par value $0.001; 200,000,000 shares authorized; 16,649,140 and 20,000,000 shares issued and outstanding at June 30, 2010, and December 31, 2009, respectively	16,649	10,000
Additional paid-in capital	224,470	147,795
Deficit accumulated during development stage	(415,693)	(93,346)

Total shareholders’ equity	445,426	64,449

Total liabilities and shareholders’ equity	$699,492	$93,879

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009 AND

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH JUNE 30, 2010

	Three Months Ended June 30,		Six Months Ended June 30,		From Inception through
	2010	2009	2010	2009	June 30, 2010

Revenues	$—	$—	$—	$—	$—

Cost of revenues	—	—	—	—	—

Gross profit	—	—	—	—	—

Operating expenses:
General and administrative	296,931	4,160	313,782	15,268	407,128

Total operating expenses	296,931	4,160	313,782	15,268	407,128

Operating loss	(296,931)	(4,160)	(313,782)	(15,268)	(407,128)

Other expense	671	—	241	—	241

Loss before taxes	(297,602)	(4,160)	(314,023)	(15,268)	(407,369)

Provision for income taxes	—	—	—	—	—

Net loss	$(297,602)	$(4,160)	$(314,023)	$(15,268)	$(407,369)

Loss per share, basic and diluted	$(0.02)	$(0.00)	$(0.02)	$(0.00)

Weighted average number of shares outstanding	16,623,865	20,000,000	18,302,606	20,000,000

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH JUNE 30, 2010

	Preferred Stock	Common Stock		Additional Paid In	Accumulated
	Amount	Shares	Amount	Capital	Deficit	Total

Balance, May 30, 2006 (inception)	$—	—	$—	$—	$—	$—

Shares issued for services		8,000,000	8,000			8,000
Net loss					(8,000)	(8,000)

Balance, December 31, 2006	—	8,000,000	8,000	—	(8,000)	—

Contributed capital				100		100
Net loss					(4,868)	(4,868)

Balance, December 31, 2007	—	8,000,000	8,000	100	(12,868)	(4,768)

Shares issued for cash		2,000,000	2,000	147,695		149,695
Net loss					(53,581)	(53,581)

Balance, December 31, 2008	—	10,000,000	10,000	147,795	(66,449)	91,346

Net loss					(26,897)	(26,897)

Balance, December 31, 2009	—	10,000,000	10,000	147,795	(93,346)	64,449

Contribution of shares from shareholders		(1,725,430)	(1,725)	1,725		—
Shares issued for services		50,000	50	74,950		75,000
Common stock dividend		8,324,570	8,324		(8,324)	—

Preferred shares issuable	620,000					620,000
Net loss					(314,023)	(314,023)

Balance June 30, 2010	$620,000	16,649,140	$16,649	$224,470	$(415,693)	$445,426

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009 AND

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH JUNE 30, 2010

	Six Months Ended June 30,		From Inception through
	2010	2009	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(314,023)	$(15,268)	$(407,369)
Adjustments to reconcile net loss to net cash flows from operating activities:
Stock issued for services	75,000	—	83,000
Changes in operating assets and liabilities:
Increase in prepaid insurance	(4,566)	—	(4,566)
Increase in deferred financing costs	(30,000)	—	(30,000)
Increase in other current assets	(1,500)	(75)	(1,500)
Increase (decrease) in accounts payable	220,763	(1,594)	222,763
Increase (decrease) in accrued expenses and other current liabilities	(330)	2,000	—

Net cash used in operating activities	(54,656)	(14,937)	(137,672)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	—	—	149,695
Shareholder advances	(27,100)	—	—
Contributed capital	—	—	100

Net cash provided by (used in) financing activities	(27,100)	—	149,795

Increase (decrease) in cash and equivalents	(81,756)	(14,937)	12,123
Cash and equivalents, beginning of period	93,879	130,298	—

Cash and equivalents, end of period	$12,123	$115,361	$12,123

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid	$—	$—	$—
Income taxes paid	—	—	—

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of management, the accompanying unaudited financial statements included in this Form 10-Q reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Stock Dividend

On May 12, 2010, the Board of Directors of the Company approved and declared a stock dividend of one (1) share of Company Common Stock for every one share of Common Stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010. The stock dividend was effected in the form of a two-for-one stock split. All references to share and per share amounts in the Balance Sheets and Statements of Operations, and accompanying notes to the financial statements have been retroactively restated to reflect the dividend. The Statements of Shareholders’ Equity reflects the dividends on a prospective basis.

Organization and Business

Toyzap.com, Inc. (“Toyzap” or the “Company”) was formed in Texas on May 30, 2006, for the purpose of engaging in the business of Internet toy sales. The Company is a development stage company. On April 23, 2010, effective upon the consummation of a change in control transaction described below, the Company changed its previously intended business of marketing and selling toys to retail customers over the Internet to a new intended business of acquiring retail credit card processing residual streams from independent sales organizations in the Unites States.

Changes in Control of Registrant

On April 23, 2010, certain selling shareholders of the Company sold an aggregate of 19,825,840 shares (representing 99.1% on such date) of the Company’s Common Stock for an aggregate of $400,000. Subsequently, 3,450,860 shares were contributed to the capital of the Company and retired.

Change in Officers and Directors

In conjunction with the change of control transaction, Lance Dean resigned as the Company’s sole director and officer and the following individuals were elected to serve in the following capacities:

Name	Age	Position
Harold Montgomery	50	Chairman, Chief Executive Officer, Secretary and Director
Laird Q. Cagan	52	Director
Craig Jessen	52	President and Director
David Pilotte	52	Chief Financial Officer

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Development Stage Activities

The Company is presently in the development stage with no significant revenues from operations. Accordingly, all of the Company’s operating results and cash flows reported in the accompanying financial statements are considered to be those related to development stage activities and represent the ‘cumulative from inception’ amounts from its development stage activities reported pursuant to FASB Accounting Standards Codification (“ASC”) 915-10-05, Development Stage Entities.

Basis of Presentation and Going Concern Uncertainty

The Company has been a development stage company and has incurred net operating losses of $407,369 since inception (May 30, 2006). The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern and is dependent upon the Company’s ability to establish itself as a profitable business. Due to the start-up nature of the Company’s business, the Company expects to incur losses as it expands. To date, the Company’s cash flow requirements have been primarily met through debt and equity financings; however, there is no assurance that such additional funds will be available for the Company going forward. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Cash and Equivalents / Restricted Cash

For purposes of the Statements of Cash Flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and equivalents.

At June 30, 2010, the Company had received executed subscription documents and $620,000 in cash contemplating the issuance of Series A Convertible Preferred shares. The Company will not have access to this cash until such time as the Company deems it desirable to effect a closing and issue the shares.

Earnings per Share

The Company calculates earnings per share (“EPS”) in accordance with FASB ASC 260-10-55, Earnings per Share, which requires the computation and disclosure of two EPS amounts, basic and diluted. Basic EPS is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Such potential dilutive common shares consist of stock options, non-vested shares, and warrants. At June 30, 2010, and 2009, there were no potentially dilutive securities outstanding.

In the event of stock dividends and stock splits, the weighted average number of shares outstanding used in computing basic and fully diluted earning per share are adjusted retroactively for all periods presented. Accordingly, the weighted average number of shares outstanding used in computing earnings per share for the three and six months ended June 30, 2009, have been adjusted to reflect the stock dividend of June 1, 2010. See “Stock Dividend” hereafter in this Note A “Summary of Significant Accounting Policies.”

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. During each of the periods presented the Company had no tax provision, current or deferred.

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NOTE B – RELATED PARTIES

Lance Dean, the Company’s Chief Executive Officer until April 23, 2010, had advanced funds to the Company for legal, audit, filing fees, general office administration, and cash needs. As of December 31, 2009, Mr. Dean had advanced $27,100. In February 2010, the Company repaid Mr. Dean.

Until April 23, 2010, the Company’s executive, administrative, and operating offices were located at Mr. Dean’s home residence, which space he provided at no charge. There was no written agreement evidencing this arrangement.

On April 23, 2010, the Company entered into an Independent Contractor’s Agreement (the “Agreement”) to engage David Pilotte to serve as the Company’s Chief Financial Officer. Pursuant to the Agreement, Mr. Pilotte will be paid a retainer of $7,200 per month, plus reasonable and documented expenses, for approximately 24 hours per month with additional time at quarter ends. Any additional hours will be billed at a rate of $275 per hour, subject to written pre-approval by the Company. The Agreement has an initial term of three (3) months and is expected to be amended and renewed based upon the continuing needs of the business, but may be terminated by either party upon thirty (30) days written notice or immediately by the Company upon Mr. Pilotte’s default or breach of the Agreement.

On April 26, 2010, the Company engaged Liviakis Financial Communications, Inc. as its public relations firm pursuant to an agreement that expires on April 30, 2012. Pursuant to the agreement, and as sole compensation thereunder, the Company issued to Liviakis Financial Communications, Inc. 100,000 shares of Common Stock valued at $75,000 based upon concurrent market quotes for the shares. Mr. John Liviakis is the sole shareholder, President and Chief Executive Officer of Liviakis Financial Communications, Inc., and Mr. Liviakis acquired beneficial ownership of 1,000,000 shares of Common Stock from the selling shareholders pursuant to the change in control. Following the issuance of the shares, Mr. Liviakis beneficially owned more than 5.0% of the Company’s issued and outstanding Common Stock.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On April 30, 2010, the Company entered into an engagement agreement with Colorado Financial Service Corporation (“CFSC”), pursuant to which CFSC agreed to act as the exclusive financial advisor to the Company in connection with the proposed private placement of unregistered equity or equity linked securities of the Company (the “Offering”). Laird Cagan, a Director of the Company and current beneficial owner of approximately 17.3% of the outstanding Common Stock of the Company, is a registered representative and principal of CFSC. Pursuant to the engagement agreement with CFSC, the Company is required to indemnify CFSC against certain civil liabilities, including liabilities under the Securities Act and to pay CFSC’s fees for securities sold by CFSC in the Offering equal to 8% of the aggregate gross Offering proceeds from all sales placed by CFSC in the Offering (the “Placement Agent Fee”). In addition, the Company is required to pay a non-accountable expense allowance to CFSC of 2% of the gross Offering proceeds (the “Expense Allowance”). CFSC agents are also collectively entitled to receive warrants to purchase a number of shares of securities of the Company equal to 10% of the number of shares placed by CFSC in the Offering (the “Placement Agent Warrants”). As a registered representative and principal of CFSC, Mr. Cagan shall be entitled to receive a substantial portion of the Placement Agent Fee, Expense Allowance and Placement Agent Warrants due and owing to CFSC in connection with the Offering.

As controlling shareholders, directors, and officers of ART Holdings, Inc. (“ART”), and of the Company, Messrs. Montgomery and Jessen have indicated to the Company they would be willing to sell the Company the “Calpian” trademark and domain name for $10,000, conditional upon the effectiveness of a release pending from a third party with respect to the trademark. Although a formal agreement with respect to the foregoing has not yet been entered into, the parties expect that the license agreement will provide for the grant of a limited, non-exclusive royalty free license of the “Calpain” name back to the sellers, solely for their use in connection with their administration of certain residual ISO streams ART currently own. Upon acquisition of the trademark name, the Company intends to change its name to “Calpian, Inc.”

NOTE C – CAPITAL STOCK

Common Stock

Our Common Stock is traded on the Over-the-Counter Bulletin Board under the trading symbol “TOYZ.OB.”

At June 30, 2010, the Company had 200,000,000 shares of common stock, par value $0.001 per share, authorized (“Common Stock”) and 16,649,140 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share and are to receive dividends or other distributions when, and if, declared by the Board of Directors.

None of our Common Stock is subject to outstanding options or rights to purchase, nor do we at June 30, 2010, have any securities outstanding that are convertible into our Common Stock. We have not agreed to register any of our stock for anyone, nor do we presently have in effect employee stock options or benefits plans that would involve the issuing of additional shares of our Common Stock.

On April 23, 2010, certain selling shareholders of the Company sold an aggregate of 19,825,840 shares (the “Shares”) of the Company’s Common Stock for an aggregate of $400,000. Subsequently, 3,450,860 shares were contributed to the capital of the Company and retired thereby reducing the number of issued and outstanding shares of Common Stock.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

On April 26, 2010, the Company engaged Liviakis Financial Communications, Inc. as its public relations firm and, as sole compensation thereunder, issued to Liviakis Communications, Inc. 100,000 shares of Common Stock (as adjusted to reflect the Stock Dividend) valued at a market quoted price of $0.75 per share.

On April 30, 2010, the Company entered into an engagement agreement with Colorado Financial Service Corporation (“CFSC”), pursuant to which CFSC agreed to act as the exclusive financial advisor to the Company in connection with the proposed private placement of unregistered equity or equity linked securities of the Company. The Company has agreed to pay CFSC a fee equal to 8% of the aggregate gross proceeds from all sales placed by CFSC. In addition, the Company has agreed to pay a non-accountable expense allowance to CFSC of 2% of the gross proceeds and warrants to purchase a number of shares of securities of the Company equal to 10% of the number of shares placed by CFSC in the offering.

On May 12, 2010, the Board of Directors of the Company approved and declared a stock dividend of one (1) share of the Company’s Common Stock for every one share of Common Stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010. The May 31, 2010, record date and June 1, 2010, pay date amended and superseded the May 13, 2010, record date and May 14, 2010, pay date previously approved by the Company’s Board of Directors on April 26, 2010, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2010.

Preferred Stock

At June 30, 2010, the Company had 1,000,000 shares of preferred stock, par value $0.001 per share, authorized (“Preferred Stock”) and no shares of Preferred Stock issued and outstanding.

On June 1, 2010, the Company designated 100,000 shares of its Preferred Stock as “Series A” thereby creating Series A Convertible Preferred Stock (“Series A Preferred”). The holders Series A Preferred shall have full voting rights and powers, and, except as may be otherwise provided by law, shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the shareholders of the Company. Each holder of shares of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred held by such holder could be converted on the record date for the vote being taken. Series A Preferred has preferences as to dividends and, in the event of liquidation, a liquidation preference of $100 per share. The shares automatically convert to shares of Common Stock on May 27, 2011 (which is the 12-month anniversary of the Company’s initial filing of Form 10 information with the SEC), at a conversion rate of 100 shares of Common Stock for every one share of Series A Preferred being converted. Such conversion rate is subject to further change based upon the occurrence of an Extraordinary Common Stock Event as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock filed as Exhibit 3.1 the Current Report on Form 8-K filed with the Commission on June 7, 2010. The shares of Series A Preferred are not subject to mandatory or voluntary redemption.

At June 30, 2010, the Company had received executed subscription documents and $620,000 cash contemplating the issuance of 6,200 shares of Series A Preferred, and will issue such shares when it deems it desirable to effect a closing of such issuance.

The Company’s Board of Directors may further designate shares of Preferred Stock to be issued in one or more series and with such designations, rights, preferences, and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such Preferred Stock. If Preferred Stock is issued and we are subsequently liquidated or dissolved, the holders of the Preferred Stock would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to the holders of the Common Stock.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE D – INCOME TAXES

At June 30, 2010, the Company had $407,369 in net operating tax loss carry-forwards (“NOLs”) to offset future federal taxable income. Such NOLs expire beginning in 2026. Use of the NOLs may be limited by the change of control occurring on April 23, 2010, but a detailed study of such limitation has not been performed. Due to the uncertainty of the amount of NOL available and its ultimate use, the Company has provided a valuation allowance reflecting 100% of the all such NOLs.

NOTE E – NOTE PAYABLE

On June 8, 2010, The Company entered into a promissory note with a non-affiliated third party in the amount of $31,303 to finance premiums for its Directors and Officers insurance. The note bears an interest rate of 7.0% per annum, and provides for payments of $3,580 per month through March 2011. Due to the market rate of interest and its short-term nature, the Company has determined the note’s recorded amount in the Balance Sheet approximates its fair value.

NOTE F – SUBSEQUENT EVENTS

On August 3, 2010, the Company filed a Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Amendment”) with the Secretary of State of the State of Texas, filed as Exhibit 3.1 the Current Report on Form 8-K filed with the Commission on August 9, 2010. The Amendment clarifies the conversion rate of the Company’s Series A Preferred was automatically adjusted by reason of the Stock Dividend.

On August 5, 2010, the Company issued 10,450 shares of Series A Convertible Preferred Stock at a price of $100 per share to 14 accredited investors. Net proceeds to the Company from this issuance totaled $998,100 (inclusive of the $620,000 of cash previously deposited by investors with the Company), after payment of $46,900 in placement agent fees and expenses.

On August 5, 2010, the Company issued warrants exercisable for an aggregate of 32,501 shares of Common Stock of the Company to four registered broker-dealers and their assignees in their role as placement agents for the Company in the Offering described above (the “Warrants”). Each Warrant is exercisable at $1.00 per share for a period of five (5) years from the date of issuance, and may be exercised on a cashless basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Toyzap.com, Inc.

We have audited the accompanying balance sheets of Toyzap.com, Inc. as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period from inception (May 30, 2006) to December 31, 2009. Toyzap.com, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toyzap.com, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is a start-up, has suffered recurring losses from operations and expects to incur continued losses that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey

February 16, 2010

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS

Current Assets:
Cash	$93,879	$130,298

Total current assets	93,879	130,298

Total assets	$93,879	$130,298

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Stockholder advances	$27,100	$27,100
Accounts payable	2,000	11,522
Other current liabilities	330	330

Total current liabilities	29,430	38,952

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock - par value $0.001; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock - par value $0.001; 200,000,000 shares authorized; 10,000,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	147,795	147,795
Deficit accumulated during development stage	(93,346)	(66,449)

Total stockholders’ equity	64,449	91,346

Total liabilities and stockholders’ equity	$93,879	$130,298

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2009 AND 2008

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Years Ended December 31,		From Inception through
	2009	2008	December 31, 2008

Revenues, net	$—	$—	$—

Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
General and administrative	26,897	53,581	93,346

Total operating expenses	26,897	53,581	93,346

Loss before taxes	(26,897)	(53,581)	(93,346)

Provision for income taxes	—	—	—

Net loss	$(26,897)	$(53,581)	$(93,346)

Loss per share, basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding	10,000,000	8,300,546

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

FOR THE PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Years Ended December 31,		From Inception through
	2009	2008	December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(26,897)	$(53,581)	$(93,346)
Adjustments to reconcile net loss to net cash flows from operating activities:
Stock issued for services	—	—	8,000
Increase (decrease) in accounts payable	(9,522)	11,522	2,000
Increase in other current liabilities	—	330	330

Net cash flows used in operating activities	(36,419)	(41,729)	(83,016)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	—	149,695	149,695
Stockholder advances	—	12,000	27,100
Contributed capital	—	—	100

Net cash flows provided by financing activities	—	161,695	176,895

Increase (decrease) in cash	(36,419)	119,966	93,879
Cash, beginning of period	130,298	10,332	—

Cash, end of period	$93,879	$130,298	$93,879

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR PERIOD FROM MAY 30, 2006 (INCEPTION) THROUGH DECEMBER 31, 2009

	Common Stock		Additional Paid In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, May 30, 2006 (inception)	$—	$—	$—	$—	$—
Shares issued for services	8,000,000	8,000	—	—	8,000
Net loss	—	—	—	(8,000)	(8,000)

Balance, December 31, 2006	8,000,000	8,000	—	(8,000)	—
Contributed capital	—	—	100	—	100
Net loss	—	—	—	(4,868)	(4,868)

Balance, December 31, 2007	8,000,000	8,000	100	(12,868)	(4,768)
Shares issued in private placement	2,000,000	2,000	147,695	—	149,695
Net loss	—	—	—	(53,581)	(53,581)

Balance, December 31, 2008	10,000,000	10,000	147,795	(66,449)	91,346
Net loss	—	—	—	(26,897)	(26,897)

Balance, December 31, 2009	10,000,000	$10,000	$147,795	$(93,346)	$64,449

The accompanying footnotes are an integral part of these financial statements.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Toyzap.com, Inc. (“Toyzap” or the “Company”) was formed in Texas on May 30, 2006 for the purpose of engaging in the business of Internet toy sales. The Company is a development stage company. The Company intends to market and sell plush and collectible toys to retail customers over the Internet on its website, www.toyzap.com.

Development Stage Activities

The Company is presently in the development stage with no significant revenues from operations. Accordingly, all of the Company’s operating results and cash flows reporting in the accompanying financial statements are considered to be those related to development stage activities and represent the ‘cumulative from inception’ amounts from its development stage activities reported pursuant to Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

Basis of presentation and going concern uncertainty

The Company has been a development stage company and has incurred net operating losses of $93,346 since inception (May 30, 2006). The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern, which is dependent upon the Company’s ability to establish itself as a profitable business. Due to the start-up nature of the Company’s business, the Company expects to incur losses as it expands. To date, the Company’s cash flow requirements have been primarily met by debt and equity financings. The Company has raised additional funds through a private equity investment in order to begin its business operations, but there is no assurance that such additional funds will be available for the Company to finance its operations should the Company be unable to realize profitable operations. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents. The Company periodically deposits cash with financial institutions in excess of the maximum federal insurance limits (FDIC) of $250,000 per bank.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. At December 31, 2009 and 2008, the Company did not have any accounts receivable.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNFICIANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. At December 31, 2009 and 2008, the Company did not have any long-lived assets.

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the short maturity of these instruments. At December 31, 2009 and 2008, the Company did not have any other financial instruments.

Revenue Recognition

The Company recognizes revenue when products are fully delivered and collection is reasonably assured.

Stock Based Compensation

For the years ended of December 31, 2009 and 2008, the Company has not issued any share-based payments to its employees.

The Company follows the requirements of SFAS 123(R), Share Based Payments with regard to stock-based compensation issued to employees. The Company has various employment agreements and consulting arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock based compensation is equal to the fair value of the stock that was determined by using the closing trading price on the day the stock was awarded multiplied by the number of shares awarded.

Earnings Per Share

The Company calculates earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings Per Share”, which requires the computation and disclosure of two EPS amounts, basic and diluted. Basic EPS is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Such potential dilutive common shares consist of stock options, non-vested shares (restricted stock) and warrants. At December 31, 2009 and 2008, there were no potential common shares that would have an anti-dilutive effect.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNFICIANT ACCOUNTING POLICIES (continued)

Shipping and Handling Costs

The Company expenses all shipping and handling costs as incurred. These costs are included in operating expense.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2009.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2009.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences for financial and income tax reporting related to net operating losses that are available to offset future federal and state income taxes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2009 balance sheet date in accordance with FASB ASC 855-10-50, “Subsequent Events,” through February 18, 2010, which is the date the financial statements were issued.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNFICIANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards

In September 2006, ASC issued 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is encouraged. The adoption of ASC 820 is not expected to have a material impact on the financial statements.

In February 2007, ASC issued 825-10, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of ASC 320-10, (“ASC 825-10”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. ASC 825-10 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In December 2007, the ASC issued ASC 810-10-65, Noncontrolling Interests in Consolidated Financial Statements. ASC 810-10-65 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment.

ASC 810-10-65 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Management is determining the impact that the adoption of ASC 810-10-65 will have on the Company’s financial position, results of operations or cash flows.

In December 2007, the Company adopted ASC 805, Business Combinations (“ASC 805”). ASC 805 retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. ASC 805 defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC 805 will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. ASC 805 will require an entity to recognize the assets acquired, liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, at their fair values as of that date.

ASC 805 will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, ASC 805 will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. This will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted and the ASC is to be applied prospectively only. Upon adoption of this ASC, there would be no impact to the Company’s results of operations and financial condition for acquisitions previously completed. The adoption of ASC 805 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards (continued)

In March 2008, ASC issued ASC 815, Disclosures about Derivative Instruments and Hedging Activities”, (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities. These enhanced disclosures will discuss: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe that ASC 815 will have an impact on their results of operations or financial position.

In April 2008, ASC issued ASC 350, “Determination of the Useful Life of Intangible Assets”. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The guidance is used for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after adoption, and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. The Company does not believe ASC 350 will materially impact their financial position, results of operations or cash flows.

Effective April 1, 2009, the Company adopted ASC 855, Subsequent Events (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Adoption of ASC 855 did not have a material impact on the Company’s results of operations or financial condition. The Company has evaluated subsequent events through November 13, 2009, the date the financial statements were issued.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, Fair Value Measurement and Disclosures (Topic 820) (“ASU 2009-05”). ASU 2009-05 provided amendments to ASC 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required for Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company’s results of operations or financial condition.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Issued Accounting Standards (Continued)

Other ASU’s that have been issued or proposed by the FASB ASC that do not require adoption until a future date and are not expected to have a material impact on the financial statements upon adoption.

NOTE B – RELATED PARTIES

Mr. Dean, Chief Executive Officer has advanced funds to the Company for legal, audit, filing fees, general office administration, and cash needs. As of December 31, 2009 and 2008, Mr. Dean had advanced $27,100. Mr. Dean will be repaid if and when ToyZap.com has a positive cash flow. There is no due date for the repayment of funds advanced by Mr. Dean. The obligation to Mr. Dean does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Dean or the repayment of the funds to Mr. Dean.

Our executive, administrative and operating offices are located at Mr. Dean’s home residence. Mr. Dean provides space for the company’s operations free of charge. There is no written agreement evidencing this arrangement.

For legal services rendered during 2008, we owed $9,462 to a company owned by a shareholder, during the fourth quarter of 2009; the company owned by the shareholder forgave the amount due.

NOTE C – CAPITAL STOCK

Common Stock

At December 31, 2009, the Company had 200,000,000 shares of common stock, par value $0.001 per share, authorized (“Common Stock”) and 10,000,000 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote per share and are to receive dividends or other distributions when and if declared by the Director. Our Common Stock began trading on the Over-the-Counter Bulletin Board on March 4, 2009 under the trading symbol “TOYZ.”

Registration of an offering of our common shares became effective on May 7, 2008 under which we offered 2,000,000 shares of our common stock at a price of $0.075 per share on a self-underwritten basis (the “Offering”). The shares were offered and sold by the Company through the efforts of Lance Dean, our sole officer, director, employee and major shareholder. The Company closed the Offering on November 17, 2008 when it broke escrow after fully subscribing the Offering by selling 2,000,000 shares for $150,000. Mr. Dean did not purchase shares in this Offering. The Company believes that the funds received from the Offering will satisfy its cash requirements over the next twelve-month period.

None of our Common Stock is subject to outstanding options or rights to purchase, nor do we have any securities that are convertible into our Common Stock. We have not agreed to register any of our stock for anyone, nor do we presently have in effect employee stock options or benefits plans that would involve the issuing of additional shares of our Common Stock.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE C – CAPITAL STOCK (Continued)

Preferred Stock

At December 31, 2009, the Company had 1,000,000 shares of preferred stock, par value $0.001 per share, authorized (“Preferred Stock”) which can be designated in series as desired by the Director, and no shares of Preferred Stock issued and outstanding.

The preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock. If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred shareholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders.

Warrant to Purchase Common Stock

At December 31, 2009, the Company had not issued any warrants to purchase Common Stock of the Company.

Stock Options

At December 31, 2009, the Company had not approved any stock equity plan and there were no outstanding stock options to purchase Common Stock of the Company.

NOTE D – INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Deferred Tax Assets:

Net operating loss carry-forward	$(9,414)	$(18,753)
Less: valuation allowance	9,414	18,753

Deferred tax assets	-0-	-0-
Deferred tax liabilities	-0-	-0-

Net deferred tax asset	$-0-	$-0-

The Company had federal and state net operating tax loss carry-forward of approximately $93,000 as of December 31, 2009. The tax loss carry-forwards are available to offset future taxable income with the federal and state carry-forwards beginning to expire in 2028.

In 2009, net deferred tax assets increased by $9,417 primarily due to additional loss carry-forwards in 2009. The realization of the tax benefits is subject to the sufficiency of taxable income in future years. The combined deferred tax assets represent the amounts expected to be realized before expiration.

TOYZAP.COM, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE D – INCOME TAXES (Continued)

The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, the Company concluded that it is more likely than not that its net deferred tax assets will ultimately be recovered and, accordingly, no valuation allowance was recorded as of December 31, 2009.

The difference between the expected income tax expense (benefit) and the actual tax expense (benefit) computed by using the Federal statutory rate of 35% is as follows:

	Twelve Months Ended December 31,
	2009	2008

Expected income tax benefit (loss) at statutory rate of 35%	$(9,414)	$(18,753)
State and local tax benefit, net of federal	-0-	-0-
Change in valuation account	9,414	18,753

Income tax expense (benefit)	$-0-	$-0-

NOTE E – COMMITMENTS AND CONTINGENCIES

Mr. Dean developed the concepts behind the first line of six characters we intend to offer for sale. Mr. Dean assigned any intellectual property rights that he may have had in that line of characters to us. For future lines of characters, we will be dependent on concepts and other intellectual property developed by Mr. Dean and assigned by him to the Company. However, Mr. Dean is not under contractual obligation to the Company to continue to develop new lines of characters nor is he under any contractual obligations to assign his intellectual property rights in any new lines of characters he develops to us. We do not intend to use any person other than Mr. Dean as a source of concepts for new lines of characters for our website.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 14.	FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are furnished as exhibits to this Form 10.

Number	Date	Exhibit
3.1	n/a	Certificate of Formation – For-Profit Corporation of Toyzap.com, Inc.(1)

3.2	n/a	Bylaws.(1)

3.3	n/a	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.(2)

3.4	n/a	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.(6)

3.5	n/a	Certificate of Amendment to Certificate of Formation – For-Profit Corporation of Toyzap.com, Inc.(7)

4.1	n/a	Specimen Common Stock Certificate.(1)

4.2	n/a	Common Stock Warrant, form of.(6)

10.0	April 23, 2010	Purchase Agreement, form of (to purchase outstanding shares of the Company’s Common Stock from selling shareholders).(4)

10.1	April 23, 2010	Shareholders’ Agreement between certain of the Company’s shareholders and Cagan Capital, LLC.(4)

10.2	April 23, 2010	Lock-up Agreement, form of.(4)

10.3	April 23, 2010	Independent Contractor’s Agreement by and between the Company and David Pilotte.(5)

10.4	April 23, 2010	Consulting Agreement by and between the Company and Liviakis Financial Communications, Inc.(5)

10.5	April 30, 2010	Engagement Agreement by and between the Company and Colorado Financial Service Corporation.(4)

10.6	August 5, 2010	Subscription Agreement, form of (to purchase Series A Convertible Preferred Stock).(6)

10.7	August 18, 2010	Trademark Assignment between the Company and ART Holdings.(8)

21.1	n/a	List of Subsidiaries.

(1)	Filed as an exhibit on Form SB-2 filed with the Commission on October 18, 2007.
(2)	Filed as an exhibit to Current Report on Form 8-K filed with the Commission on June 7, 2010.
(3)	Filed as an exhibit to Form 10-K for the year ended December 31, 2009.
(4)	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.
(5)	Filed as an exhibit to Current Report on Form 8-K filed with the Commission on April 27, 2010.
(6)	Filed as an exhibit to Current Report on Form 8-K filed with the Commission on August 9, 2010.
(7)	Filed as an exhibit to Current Report on Form 8-K filed with the Commission on September 8, 2010.
(8)	Filed as an exhibit to Amendment No. 2 to Form 10-12G filed with the Commission on August 24, 2010.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CALPIAN, INC.

Date: October 13, 2010	By:	/s/ HAROLD MONTGOMERY
Harold Montgomery
Chairman and Chief Executive Officer